S&P Global Ratings
Form NRSRO Exhibit 1
Performance Measurement Statistics

Page	Table Title	Table Number
3	Financial Institutions, Brokers, or Dealers Ratings 1 Year Transition and Default Rates (December 31, 2018 through December 31, 2019)	Table 1
4	Financial Institutions, Brokers, or Dealers Ratings 3 Year Transition and Default Rates (December 31, 2016 through December 31, 2019)	Table 2
5	Financial Institutions, Brokers, or Dealers Ratings 10 Year Transition and Default Rates (December 31, 2009 through December 31, 2019)	Table 3
6	Insurance Companies Ratings 1 Year Transition and Default Rates (December 31, 2018 through December 31, 2019)	Table 4
7	Insurance Companies Ratings 3 Year Transition and Default Rates (December 31, 2016 through December 31, 2019)	Table 5
8	Insurance Companies Ratings 10 Year Transition and Default Rates (December 31, 2009 through December 31, 2019)	Table 6
9	Corporate Issuers Ratings 1 Year Transition and Default Rates (December 31, 2018 through December 31, 2019)	Table 7
10	Corporate Issuers Ratings 3 Year Transition and Default Rates (December 31, 2016 through December 31, 2019)	Table 8
11	Corporate Issuers Ratings 10 Year Transition and Default Rates (December 31, 2009 through December 31, 2019)	Table 9
12	Issuers of Asset-Backed Securities - Residential Mortgage-Backed Securities Issues Ratings 1 Year Transition and Default Rates (December 31, 2018 through December 31, 2019)	Table 10
13	Issuers of Asset-Backed Securities - Residential Mortgage-Backed Securities Issues Ratings 3 Year Transition and Default Rates (December 31, 2016 through December 31, 2019)	Table 11
14	Issuers of Asset-Backed Securities - Residential Mortgage-Backed Securities Issues Ratings 10 Year Transition and Default Rates (December 31, 2009 through December 31, 2019)	Table 12
15	Issuers of Asset-Backed Securities - Commercial Mortgage-Backed Securities Issues Ratings 1 Year Transition and Default Rates (December 31, 2018 through December 31, 2019)	Table 13
16	Issuers of Asset-Backed Securities - Commercial Mortgage-Backed Securities Issues Ratings 3 Year Transition and Default Rates (December 31, 2016 through December 31, 2019)	Table 14
17	Issuers of Asset-Backed Securities - Commercial Mortgage-Backed Securities Issues Ratings 10 Year Transition and Default Rates (December 31, 2009 through December 31, 2019)	Table 15
18	Issuers of Asset-Backed Securities - Collateralized Loan Obligations Issues Ratings 1 Year Transition and Default Rates (December 31, 2018 through December 31, 2019)	Table 16
19	Issuers of Asset-Backed Securities - Collateralized Loan Obligations Issues Ratings 3 Year Transition and Default Rates (December 31, 2016 through December 31, 2019)	Table 17
20	Issuers of Asset-Backed Securities - Collateralized Loan Obligations Issues Ratings 10 Year Transition and Default Rates (December 31, 2009 through December 31, 2019)	Table 18
21	Issuers of Asset-Backed Securities - Collateralized Debt Obligations Issues Ratings 1 Year Transition and Default Rates (December 31, 2018 through December 31, 2019)	Table 19
22	Issuers of Asset-Backed Securities - Collateralized Debt Obligations Issues Ratings 3 Year Transition and Default Rates (December 31, 2016 through December 31, 2019)	Table 20
23	Issuers of Asset-Backed Securities - Collateralized Debt Obligations Issues Ratings 10 Year Transition and Default Rates (December 31, 2009 through December 31, 2019)	Table 21
24	Issuers of Asset-Backed Securities - Asset-Backed Commercial Paper Issues Ratings 1 Year Transition and Default Rates (December 31, 2018 through December 31, 2019)	Table 22
25	Issuers of Asset-Backed Securities - Asset-Backed Commercial Paper Issues Ratings 3 Year Transition and Default Rates (December 31, 2016 through December 31, 2019)	Table 23
26	Issuers of Asset-Backed Securities - Asset-Backed Commercial Paper Issues Ratings 10 Year Transition and Default Rates (December 31, 2009 through December 31, 2019)	Table 24
27	Issuers of Asset-Backed Securities - Other Asset-Backed Securities Issues Ratings 1 Year Transition and Default Rates (December 31, 2018 through December 31, 2019)	Table 25
28	Issuers of Asset-Backed Securities - Other Asset-Backed Securities Issues Ratings 3 Year Transition and Default Rates (December 31, 2016 through December 31, 2019)	Table 26
29	Issuers of Asset-Backed Securities - Other Asset-Backed Securities Issues Ratings 10 Year Transition and Default Rates (December 31, 2009 through December 31, 2019)	Table 27
30	Issuers of Asset-Backed Securities - Other Structured Finance Products Issues Ratings 1 Year Transition and Default Rates (December 31, 2018 through December 31, 2019)	Table 28
31	Issuers of Asset-Backed Securities - Other Structured Finance Products Issues Ratings 3 Year Transition and Default Rates (December 31, 2016 through December 31, 2019)	Table 29
32	Issuers of Asset-Backed Securities - Other Structured Finance Products Issues Ratings 10 Year Transition and Default Rates (December 31, 2009 through December 31, 2019)	Table 30
33	Sovereign Issuers Ratings 1 Year Transition and Default Rates (December 31, 2018 through December 31, 2019)	Table 31
34	Sovereign Issuers Ratings 3 Year Transition and Default Rates (December 31, 2016 through December 31, 2019)	Table 32
35	Sovereign Issuers Ratings 10 Year Transition and Default Rates (December 31, 2009 through December 31, 2019)	Table 33
36	U.S. Public Finance Ratings 1 Year Transition and Default Rates (December 31, 2018 through December 31, 2019)	Table 34
37	U.S. Public Finance Ratings 3 Year Transition and Default Rates (December 31, 2016 through December 31, 2019)	Table 35
38	U.S. Public Finance Ratings 10 Year Transition and Default Rates (December 31, 2009 through December 31, 2019)	Table 36
39	International Public Finance Issuers Ratings 1 Year Transition and Default Rates (December 31, 2018 through December 31, 2019)	Table 37
40	International Public Finance Issuers Ratings 3 Year Transition and Default Rates (December 31, 2016 through December 31, 2019)	Table 38
41	International Public Finance Issuers Ratings 10 Year Transition and Default Rates (December 31, 2009 through December 31, 2019)	Table 39

Table 1 — Financial Institutions, Brokers, or Dealers Ratings 1 Year Transition and Default Rates (December 31, 2018 through December 31, 2019)

Credit Rating as of 12/31/2018		Credit Ratings as of 12/31/2019 (Percent)																					Other Outcomes During 12/31/2018 - 12/31/2019 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (Other)
AAA	3	100.00%																							
AA+	24		95.83%	4.17%																					
AA	16			100.00%																					
AA-	64			1.56%	96.88%																				1.56%
A+	108				1.85%	90.74%	1.85%	0.93%																	4.63%
A	140					11.43%	80.71%	2.86%																	5.00%
A-	120						11.67%	80.83%	1.67%																5.83%
BBB+	187							5.35%	90.37%	1.60%															2.67%
BBB	136								8.82%	87.50%	0.74%														2.94%
BBB-	103									11.65%	77.67%	0.97%													9.71%
BB+	69										10.14%	72.46%	2.90%												14.49%
BB	66										3.03%	7.58%	81.82%	1.52%											6.06%
BB-	99												7.07%	87.88%		1.01%									4.04%
B+	71													16.90%	63.38%	8.45%	2.82%								8.45%
B	75														6.67%	65.33%	17.33%		1.33%						9.33%
B-	49														2.04%	20.41%	61.22%						8.16%		8.16%
CCC+	9															11.11%	33.33%	11.11%	11.11%				22.22%		11.11%
CCC	1																						100.00%		
CCC-	1																						100.00%		
CC																									
C																									
Total	1341																								

Table 2 — Financial Institutions, Brokers, or Dealers Ratings 3 Year Transition and Default Rates

(December 31, 2016 through December 31, 2019)

Credit Rating as of 12/31/2016		Credit Ratings as of 12/31/2019 (Percent)																					Other Outcomes During 12/31/2016 - 12/31/2019 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (Other)
AAA	4	75.00%	25.00%																						
AA+	22		90.91%	9.09%																					
AA	15		13.33%	86.67%																					
AA-	77			2.60%	71.43%	11.69%																			14.29%
A+	82				3.66%	65.85%	12.20%	1.22%	1.22%																15.85%
A	142					27.46%	52.82%	7.04%	0.70%																11.97%
A-	110					0.91%	18.18%	59.09%	12.73%																9.09%
BBB+	167						1.80%	11.98%	63.47%	12.57%															10.18%
BBB	133						2.26%	1.50%	30.08%	47.37%	7.52%														11.28%
BBB-	112							0.89%	4.46%	22.32%	34.82%	7.14%	6.25%	1.79%											22.32%
BB+	71								2.82%	5.63%	14.08%	35.21%	9.86%		1.41%		1.41%								29.58%
BB	81									3.70%	8.64%	25.93%	25.93%	3.70%											32.10%
BB-	89								2.25%	3.37%	4.49%	12.36%	35.96%	8.99%	3.37%										29.21%
B+	63									3.17%	1.59%	3.17%	28.57%	17.46%	15.87%	3.17%							1.59%		25.40%
B	65										1.54%	4.62%	18.46%	35.38%	13.85%			3.08%				4.62%		18.46%
B-	63													26.98%	38.10%								9.52%		25.40%
CCC+	15													33.33%	20.00%							40.00%		6.67%
CCC	6													16.67%	50.00%							16.67%		16.67%
CCC-	2																					50.00%		50.00%
CC																									
C																									
Total	1319																								

Table 3		Financial Institutions, Brokers, or Dealers Ratings 10 Year Transition and Default Rates																							
		(December 31, 2009 through December 31, 2019)																							
Credit Rating as of 12/31/2009		Credit Ratings as of 12/31/2019 (Percent)																					Other Outcomes During 12/31/2009 - 12/31/2019 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (Other)
AAA	28	10.71%	46.43%	21.43%		3.57%	3.57%		3.57%																10.71%
AA+	12		50.00%	16.67%																					33.33%
AA	53		1.89%	9.43%	26.42%	5.66%	3.77%	3.77%	1.89%																47.17%
AA-	71			1.41%	21.13%	25.35%	9.86%	4.23%	1.41%	4.23%															32.39%
A+	139				7.91%	22.30%	20.86%	5.76%	5.76%	1.44%															35.97%
A	142			0.70%	2.82%	5.63%	20.42%	11.27%	14.08%	6.34%	1.41%		1.41%												35.92%
A-	110					2.73%	10.00%	21.82%	12.73%	5.45%	1.82%	0.91%	0.91%		3.64%										40.00%
BBB+	92					2.17%	5.43%	14.13%	18.48%	10.87%	4.35%		2.17%										2.17%		40.22%
BBB	125						0.80%	4.00%	21.60%	13.60%	6.40%	1.60%		4.00%	0.80%								4.00%		43.20%
BBB-	84							4.76%	10.71%	9.52%	13.10%	7.14%	2.38%	8.33%		2.38%									41.67%
BB+	50								8.00%	8.00%	6.00%	2.00%	4.00%	8.00%		10.00%							4.00%		50.00%
BB	33								6.06%	3.03%		12.12%	15.15%	6.06%			6.06%						3.03%		48.48%
BB-	58									3.45%	5.17%	1.72%	5.17%	10.34%	5.17%	1.72%	1.72%						6.90%		58.62%
B+	37											8.11%	2.70%	2.70%	2.70%	18.92%	5.41%						5.41%		54.05%
B	29									3.45%				13.79%		6.90%	6.90%						10.34%		58.62%
B-	40							2.50%						7.50%	2.50%	10.00%	15.00%						17.50%		45.00%
CCC+	8																						25.00%		75.00%
CCC	8									12.50%	12.50%				12.50%								50.00%		12.50%
CCC-	5																						20.00%		80.00%
CC	1																								100.00%
C																									
Total	1125																								

Table 4		Insurance Companies Ratings 1 Year Transition and Default Rates (December 31, 2018 through December 31, 2019)																							
Credit Rating as of 12/31/2018		Credit Ratings as of 12/31/2019 (Percent)																					Other Outcomes During 12/31/2018 - 12/31/2019 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (Other)
AAA																									
AA+	14		100.00%																						
AA	35			91.43%	8.57%																				
AA-	74			1.35%	86.49%	1.35%																			10.81%
A+	141				5.67%	85.82%	2.84%	0.71%																	4.96%
A	161					6.21%	86.96%	1.86%	1.24%																3.73%
A-	144						6.94%	88.19%	2.08%																2.78%
BBB+	64							10.94%	82.81%	3.13%															3.13%
BBB	54								5.56%	87.04%	3.70%														3.70%
BBB-	23									13.04%	82.61%	4.35%													
BB+	20					5.00%					15.00%	75.00%													5.00%
BB	8												87.50%												12.50%
BB-	11												27.27%	63.64%											9.09%
B+	13													7.69%	84.62%										7.69%
B	32															81.25%	3.13%								15.63%
B-	13														7.69%		69.23%								23.08%
CCC+	1																						100.00%		
CCC																									
CCC-																									
CC																									
C																									
Total	808																								

Table 5		Insurance Companies Ratings 3 Year Transition and Default Rates																						
		(December 31, 2016 through December 31, 2019)																						
Credit Rating as of 12/31/2016		Credit Ratings as of 12/31/2019 (Percent)																				Other Outcomes During 12/31/2016 - 12/31/2019 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (Other)
AAA																									
AA+	14		100.00%																						
AA	38			84.21%	10.53%																				5.26%
AA-	75			1.33%	74.67%	8.00%	1.33%																		14.67%
A+	151				7.95%	61.59%	10.60%	2.65%	0.66%																16.56%
A	160				16.25%		66.25%	6.25%	1.88%																9.38%
A-	148					12.84%	64.86%	4.05%	2.03%																16.22%
BBB+	85						1.18%	17.65%	44.71%	11.76%	3.53%														21.18%
BBB	59						1.69%	5.08%	11.86%	47.46%	5.08%	8.47%				1.69%									18.64%
BBB-	26									19.23%	46.15%	3.85%													30.77%
BB+	17					5.88%				11.76%	17.65%	29.41%	5.88%	5.88%											23.53%
BB	19										10.53%	10.53%	15.79%	15.79%	5.26%	5.26%									36.84%
BB-	11											9.09%	9.09%	18.18%			9.09%								54.55%
B+	9												11.11%	11.11%	33.33%	11.11%									33.33%
B	39												2.56%		12.82%	38.46%	7.69%						2.56%		35.90%
B-	7																14.29%						14.29%		71.43%
CCC+																									
CCC	1																								100.00%
CCC-																									
CC																									
C																									
Total	859																								

Table 6	Insurance Companies Ratings 10 Year Transition and Default Rates (December 31, 2009 through December 31, 2019)																							
Credit Rating as of 12/31/2009		Credit Ratings as of 12/31/2019 (Percent)																				Other Outcomes During 12/31/2009 - 12/31/2019 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (Other)
AAA	25		48.00%	32.00%																					20.00%
AA+	4		50.00%	25.00%	25.00%																				
AA	40			30.00%	7.50%	17.50%	5.00%	5.00%																	35.00%
AA-	87			5.75%	35.63%	14.94%	8.05%																		35.63%
A+	126			1.59%	10.32%	39.68%	7.14%	1.59%																	39.68%
A	132				6.06%	16.67%	31.82%	11.36%	1.52%	0.76%	0.76%						0.76%								30.30%
A-	145					3.45%	22.76%	33.79%	4.83%	2.07%																33.10%
BBB+	74				1.35%	5.41%	8.11%	27.03%	16.22%	2.70%																39.19%
BBB	58					1.72%	1.72%	5.17%	6.90%	20.69%	5.17%	1.72%				1.72%										55.17%
BBB-	48						2.08%	10.42%	8.33%	18.75%	12.50%	2.08%												4.17%		41.67%
BB+	17										5.88%		5.88%	5.88%												82.35%
BB	14							7.14%		7.14%	7.14%	7.14%			7.14%	7.14%										57.14%
BB-	18							5.56%		5.56%	5.56%			5.56%	5.56%											72.22%
B+	8								25.00%				12.50%		12.50%	12.50%								12.50%		25.00%
B	9														11.11%	11.11%	11.11%							11.11%		55.56%
B-	5										20.00%		20.00%													60.00%
CCC+	1																							100.00%		
CCC	2										50.00%															50.00%
CCC-	1																									100.00%
CC	3																							66.67%		33.33%
C																										
Total	817																									

Table 7

Corporate Issuers Ratings 1 Year Transition and Default Rates

(December 31, 2018 through December 31, 2019)

Credit Rating as of 12/31/2018		Credit Ratings as of 12/31/2019 (Percent)																					Other Outcomes During 12/31/2018 - 12/31/2019 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (Other)
AAA	5	100.00%																							
AA+	11		100.00%																						
AA	28			96.43%	3.57%																				
AA-	60			3.33%	76.67%	10.00%																			10.00%
A+	102					85.29%	9.80%	3.92%																	0.98%
A	166					1.20%	86.75%	4.82%	0.60%	0.60%															6.02%
A-	322						4.35%	89.13%	4.66%	0.31%	0.31%														1.24%
BBB+	430						0.23%	6.74%	81.63%	6.05%	0.47%														4.88%
BBB	475							0.63%	3.58%	87.37%	4.42%	0.42%	0.21%												3.37%
BBB-	398									9.30%	79.40%	3.27%	1.01%	0.25%	0.25%								0.50%		6.03%
BB+	292										6.85%	77.05%	6.51%	1.03%			0.34%								8.22%
BB	380										0.26%	6.84%	71.58%	10.00%	1.84%	1.32%	0.26%		0.26%						7.63%
BB-	398									0.50%		0.25%	6.28%	67.34%	9.30%	2.51%	1.26%	0.25%	0.25%		0.25%				11.81%
B+	424												0.24%	6.37%	66.75%	9.67%	2.36%	0.94%	0.24%	0.47%	0.24%		1.42%		11.32%
B	926													0.43%	3.35%	63.07%	15.98%	2.27%	0.86%	0.32%	0.22%		0.76%		12.74%
B-	479														0.42%	5.43%	63.26%	6.26%	4.59%	2.09%	0.21%		2.92%		14.82%
CCC+	126													0.79%		2.38%	6.35%	34.13%	11.90%	8.73%	2.38%		19.05%		14.29%
CCC	44																4.55%	6.82%	25.00%	4.55%			40.91%		18.18%
CCC-	18																			16.67%			66.67%		16.67%
CC	3																						66.67%		33.33%
C																									
Total	5087																								

Table 8		Corporate Issuers Ratings 3 Year Transition and Default Rates																							
		(December 31, 2016 through December 31, 2019)																							
Credit Rating as of 12/31/2016		Credit Ratings as of 12/31/2019 (Percent)																					Other Outcomes During 12/31/2016 - 12/31/2019 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (Other)
AAA	10	50.00%	50.00%																						
AA+	5		100.00%																						
AA	26		3.85%	76.92%	7.69%	3.85%																			7.69%
AA-	66			6.06%	57.58%	19.70%	3.03%	1.52%																	12.12%
A+	86			1.16%	4.65%	69.77%	12.79%	6.98%	1.16%		2.33%														1.16%
A	176				0.57%	5.68%	64.77%	12.50%	2.27%	1.14%		0.57%													12.50%
A-	313					0.32%	8.31%	68.37%	13.42%	1.92%	0.96%														6.71%
BBB+	388						0.77%	14.95%	60.31%	12.63%	1.29%	0.26%											0.52%		9.28%
BBB	432						0.23%	1.85%	13.66%	62.27%	7.64%	2.08%	0.69%	0.46%	0.23%										10.88%
BBB-	393					0.25%	0.25%	0.76%	3.05%	21.12%	49.11%	6.11%	2.04%	1.78%	0.51%	0.51%	0.25%		0.25%						13.99%
BB+	288							0.35%	0.35%	3.47%	20.14%	42.36%	6.94%	5.21%	2.78%	0.69%			0.35%						17.36%
BB	355									0.85%	3.66%	13.52%	36.62%	17.18%	1.97%	0.56%	0.28%	0.28%	0.28%				0.28%		24.51%
BB-	390									0.51%	0.26%	4.87%	20.00%	29.74%	8.72%	4.10%	1.79%	0.51%	0.26%	0.51%	0.51%		1.28%		26.92%
B+	409										0.49%	0.73%	3.91%	11.25%	28.85%	12.96%	4.40%	1.71%	1.47%	0.98%	0.24%		1.71%		31.30%
B	806												0.12%	1.74%	6.95%	27.05%	14.76%	3.10%	1.74%	1.24%	0.25%		3.85%		39.21%
B-	345												0.29%	1.74%	2.90%	13.33%	23.19%	4.93%	2.90%	1.74%	0.58%		14.20%		34.20%
CCC+	124													1.61%	3.23%	4.84%	11.29%	6.45%	5.65%	0.81%	0.81%		30.65%		34.68%
CCC	56															5.36%	7.14%	1.79%	1.79%				55.36%		28.57%
CCC-	24														4.17%	8.33%	4.17%				4.17%		54.17%		25.00%
CC	14																						78.57%		21.43%
C																									
Total	4706																								

Table 9 — Corporate Issuers Ratings 10 Year Transition and Default Rates (December 31, 2009 through December 31, 2019)

Credit Rating as of 12/31/2009		Credit Ratings as of 12/31/2019 (Percent)																					Other Outcomes During 12/31/2009 - 12/31/2019 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (Other)
AAA	11	45.45%	27.27%	18.18%																					9.09%
AA+	10		60.00%		10.00%	20.00%			10.00%																	
AA	47			12.77%	27.66%	12.77%	6.38%	12.77%	2.13%																	25.53%
AA-	50			14.00%	26.00%	16.00%	6.00%	10.00%	10.00%	2.00%	2.00%															14.00%
A+	85			3.53%	8.24%	29.41%	18.82%	18.82%	3.53%	3.53%		1.18%														12.94%
A	190			4.21%	1.58%	9.47%	22.63%	17.89%	6.32%	5.26%	2.63%	1.58%	0.53%		0.53%									0.53%		26.84%
A-	264					2.27%	12.50%	27.27%	20.83%	9.09%	3.79%	1.14%					0.38%	0.76%							21.97%
BBB+	270			0.74%	0.74%	5.93%	19.26%	21.48%	19.26%	5.19%	0.74%	0.37%	0.37%	0.37%										0.74%		24.81%
BBB	385					0.26%	0.52%	1.04%	12.47%	16.10%	27.27%	8.83%	2.34%	1.04%	0.78%	1.04%	0.26%							0.26%		27.79%
BBB-	283						0.35%	3.53%	14.84%	20.14%	15.19%	6.71%	2.83%	1.41%	0.35%	1.06%	0.35%							1.06%		32.16%
BB+	168					1.19%		0.60%	3.57%	4.17%	16.07%	9.52%	8.33%	5.95%	1.19%	0.60%	0.60%				0.60%		0.60%		47.02%
BB	225						1.33%	0.89%	0.89%	7.11%	8.44%	12.00%	4.89%	6.22%	2.67%	4.00%	2.22%			0.44%	0.44%		4.44%		44.00%
BB-	276					0.36%		0.36%	1.09%	2.54%	3.26%	4.71%	9.42%	10.51%	3.26%	3.99%	2.17%						9.06%		49.28%
B+	314							0.32%	0.32%	1.27%	2.23%	3.82%	4.78%	4.78%	4.78%	5.73%	1.59%	0.32%	0.32%		0.96%	0.32%	8.92%		59.55%
B	363									0.55%	1.10%	1.38%	4.13%	3.58%	4.68%	4.68%	3.58%	0.55%			0.28%		15.70%		59.78%
B-	235										1.70%	2.13%	5.96%	2.13%	2.55%	4.68%	3.40%	1.70%	0.85%				23.83%		51.06%
CCC+	102										0.98%	1.96%	2.94%	6.86%	0.98%	1.96%							36.27%		48.04%
CCC	55											1.82%			1.82%		1.82%						49.09%		45.45%
CCC-	12																						58.33%		41.67%
CC	22														4.55%	4.55%					4.55%		68.18%		18.18%
C																									
Total	3367																								

Table 10	Issuers of Asset-Backed Securities - Residential Mortgage-Backed Securities Issues Ratings 1 Year Transition and Default Rates (December 31, 2018 through December 31, 2019)																								
Credit Rating as of 12/31/2018		Credit Ratings as of 12/31/2019 (Percent)																				Other Outcomes During 12/31/2018 - 12/31/2019 (Percent)			
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (Other)
AAA	3434	84.04%	0.17%	0.09%	0.03%	0.06%			0.06%	0.03%		0.09%												14.79%	0.64%
AA+	1860	1.83%	75.22%	0.59%	0.59%	1.45%	0.27%	0.16%	0.27%			0.16%				0.05%							0.32%	16.77%	2.31%
AA	999	5.81%	4.20%	72.97%	0.30%	0.20%	1.10%	0.20%	0.20%	0.30%	0.10%		0.10%						0.20%					13.21%	1.10%
AA-	353	1.70%	3.97%	8.50%	70.25%	2.27%	1.13%	1.13%	0.28%															10.76%	
A+	1184	0.51%	2.87%	7.94%	1.27%	67.65%	2.20%	0.59%	1.52%	1.10%	0.59%	0.59%	0.25%		0.08%									12.16%	0.68%
A	747	0.67%	0.54%	4.28%	2.28%	4.69%	71.22%	0.27%	0.13%	1.20%	0.54%	0.80%	0.40%						0.13%					12.18%	0.67%
A-	272	0.74%	1.10%	2.57%	3.68%	5.51%	18.75%	55.15%		0.74%	2.21%	1.10%											0.74%	5.51%	2.21%
BBB+	589		0.34%	2.04%	0.51%	7.13%	8.66%	2.04%	57.72%	0.51%	2.89%	1.53%	1.87%	0.51%	0.34%		0.17%		0.17%				0.34%	12.73%	0.51%
BBB	473		0.42%	2.33%	0.42%	3.17%	10.99%	2.11%	2.96%	59.83%	0.63%	3.17%	1.27%	0.63%	0.21%	0.63%			0.21%					9.94%	1.06%
BBB-	337		0.30%			1.19%	2.97%	1.19%	4.15%	2.97%	64.69%	4.15%	1.48%	1.78%	0.59%	0.59%							0.89%	8.01%	5.04%
BB+	609					1.64%	0.49%	0.16%	2.79%	4.76%	1.31%	67.49%	0.66%	1.31%	2.96%	1.81%	0.99%		2.13%				0.16%	8.70%	2.63%
BB	447			0.22%		1.34%	1.12%	0.22%	2.01%	4.92%	2.46%	2.46%	69.13%	0.45%	0.22%	1.79%	2.01%		1.79%				0.67%	8.05%	1.12%
BB-	223					0.90%	0.45%		0.90%	6.73%	4.48%	3.14%	1.35%	66.37%	3.14%	2.69%	1.35%		1.35%					7.17%	
B+	375			0.27%		0.53%	0.53%				0.80%	3.47%	3.47%	0.53%	71.47%	0.53%	4.53%		1.87%				0.27%	7.73%	4.00%
B	537					0.19%			1.12%	1.49%	0.93%	3.54%	5.03%	0.93%	0.74%	66.67%	3.91%		4.10%					9.12%	2.23%
B-	806						0.25%		0.12%	0.37%	0.50%	3.10%	1.74%	1.61%	2.11%	1.61%	71.09%		6.82%				0.99%	8.06%	1.61%
CCC+	11															27.27%	18.18%	54.55%							
CCC	4530						0.02%		0.04%				0.13%	0.02%	0.13%	0.64%	1.15%	0.11%	85.12%		0.35%		7.42%	4.35%	0.51%
CCC-	14																		7.14%	85.71%					7.14%
CC	1863												0.05%				0.16%		0.21%		90.71%		7.73%	1.02%	0.11%
C																									
Total	19663																								

Table 11	Issuers of Asset-Backed Securities - Residential Mortgage-Backed Securities Issues Ratings 3 Year Transition and Default Rates (December 31, 2016 through December 31, 2019)																								
Credit Rating as of 12/31/2016		Credit Ratings as of 12/31/2019 (Percent)																					Other Outcomes During 12/31/2016 - 12/31/2019 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (Other)
AAA	3542	58.44%	0.62%	0.54%	0.08%	0.17%	0.08%		0.11%				0.03%				0.03%		0.03%				0.03%	38.65%	1.19%
AA+	1958	5.67%	45.10%	0.77%	1.48%	2.15%	0.61%	0.36%	0.51%	0.20%	0.36%	0.26%	0.10%						0.15%				0.36%	33.55%	8.38%
AA	867	8.07%	11.07%	28.49%	1.61%	1.04%	0.92%	0.35%	0.46%	0.46%	0.46%	0.92%				0.35%			0.23%				0.35%	41.64%	3.58%
AA-	393	7.63%	12.98%	11.70%	22.39%	3.56%	1.53%	0.76%	1.02%	0.51%	1.02%	0.25%	0.25%										0.25%	35.88%	0.25%
A+	1547	5.17%	8.60%	6.27%	1.68%	29.22%	1.49%	1.29%	2.20%	1.42%	0.90%	1.75%	0.58%	0.45%	0.32%		0.13%		0.45%				0.65%	34.65%	2.78%
A	770	3.90%	6.23%	12.08%	3.25%	7.66%	17.92%		1.30%	2.60%	1.56%	2.08%	1.43%			0.13%	0.26%		0.26%				0.39%	36.10%	2.86%
A-	530	1.51%	2.26%	2.83%	1.32%	3.96%	28.87%	10.00%	1.32%	1.70%	2.26%	0.94%	0.19%	0.38%	0.19%								0.38%	40.57%	1.32%
BBB+	928	4.31%	6.14%	11.21%	2.16%	8.30%	7.87%	1.29%	11.85%	0.97%	2.26%	2.69%	1.29%	0.43%	0.65%	0.32%	0.32%		0.75%				1.08%	32.65%	3.45%
BBB	732	2.87%	3.69%	7.24%	4.10%	7.24%	7.79%	2.60%	2.19%	11.89%	1.09%	3.42%	3.42%	0.41%	1.23%	0.68%	0.41%		0.68%				0.68%	33.88%	4.51%
BBB-	377	1.59%	2.65%	4.51%	1.33%	8.75%	7.69%	3.45%	3.45%	2.12%	16.18%	5.04%	2.92%	1.06%	2.65%	1.06%	1.33%		1.33%				1.33%	26.79%	4.77%
BB+	918	2.07%	3.27%	4.14%	0.76%	7.19%	2.72%	1.09%	4.58%	3.05%	0.98%	17.97%	1.42%	2.29%	3.05%	2.40%	3.27%		2.29%				2.51%	28.32%	6.64%
BB	534	1.50%	2.06%	4.49%	1.87%	5.06%	5.24%	1.69%	5.24%	7.12%	2.62%	4.68%	16.10%	0.37%	2.25%	3.18%	2.43%		2.43%				0.75%	27.72%	3.18%
BB-	357	1.12%	0.56%	3.92%	0.28%	3.64%	5.04%	1.68%	7.28%	4.76%	3.36%	3.92%	2.52%	19.05%	3.36%	3.92%	7.00%		5.32%				2.52%	19.05%	1.68%
B+	444	0.45%	0.45%	2.48%		3.83%	5.18%	0.90%	4.50%	3.83%	3.60%	4.50%	4.50%	1.80%	15.99%	1.80%	8.78%		4.28%				1.13%	20.50%	11.49%
B	574	0.17%	0.17%	0.87%		2.09%	2.79%	0.52%	3.31%	4.01%	2.44%	8.54%	5.75%	2.26%	1.57%	19.69%	3.66%		9.23%				2.96%	24.39%	5.57%
B-	1206	0.25%	0.33%	1.24%		1.24%	1.66%	0.08%	1.74%	3.40%	2.24%	5.31%	4.48%	2.65%	4.73%	2.40%	27.11%	0.08%	12.35%				1.58%	21.14%	5.97%
CCC+	15															26.67%	20.00%	33.33%					13.33%	6.67%	
CCC	7443	0.01%	0.01%	0.04%		0.19%	0.20%	0.01%	0.36%	0.31%	0.17%	0.59%	0.67%	0.15%	0.63%	2.22%	2.58%	0.03%	48.34%	0.05%	14.95%		14.46%	9.96%	4.06%
CCC-	13												7.69%						15.38%	46.15%			15.38%	7.69%	7.69%
CC	1301					0.08%				0.08%		0.08%			0.15%	0.23%	0.69%		4.77%		45.50%		39.74%	7.07%	1.61%
C																									
Total	24449																								

Table 12	Issuers of Asset-Backed Securities - Residential Mortgage-Backed Securities Issues Ratings 10 Year Transition and Default Rates (December 31, 2009 through December 31, 2019)																								
Credit Rating as of 12/31/2009		Credit Ratings as of 12/31/2019 (Percent)																				Other Outcomes During 12/31/2009 - 12/31/2019 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (Other)
AAA	20056	3.21%	5.34%	2.14%	0.70%	2.96%	1.31%	0.47%	1.00%	0.72%	0.56%	1.01%	0.66%	0.34%	0.56%	0.57%	1.00%		3.53%		0.29%		5.60%	50.20%	17.84%
AA+	1489	2.01%	2.82%	1.54%	0.07%	1.95%	2.08%	0.20%	1.48%	1.28%	0.87%	2.08%	1.21%	1.01%	1.28%	1.41%	3.29%	0.07%	11.69%		0.74%		13.30%	39.42%	10.21%
AA	2758	2.18%	1.52%	2.47%	0.54%	1.78%	2.32%	0.15%	0.87%	0.69%	0.54%	2.61%	1.27%	1.05%	1.05%	1.38%	2.50%		12.55%		0.62%		15.41%	37.82%	10.70%
AA-	965	2.07%	2.28%	1.66%	0.21%	1.35%	1.87%	0.31%	1.24%	1.76%	0.31%	1.97%	0.93%	0.31%	0.41%	1.45%	2.18%		8.81%		0.62%		18.65%	43.11%	8.50%
A+	802	1.50%	2.37%	2.49%	0.12%	2.62%	4.49%	0.12%	1.25%	0.87%	1.12%	1.87%	1.37%	0.25%	0.50%	0.75%	3.62%	0.12%	13.34%	0.12%	0.50%		23.57%	27.56%	9.48%
A	2287	1.71%	0.79%	1.53%	0.57%	1.62%	2.14%	0.31%	0.92%	0.70%	1.09%	1.01%	0.66%	0.13%	0.70%	0.74%	1.71%		11.81%	0.04%	1.27%		22.87%	37.21%	10.49%
A-	786	1.02%	0.38%	1.40%	0.13%	2.16%	2.04%	0.51%	1.02%	0.51%	1.40%	2.04%	1.53%	0.13%	0.76%	1.02%	2.29%		15.14%		0.76%		27.86%	29.26%	8.65%
BBB+	930	0.54%	0.22%	1.29%	0.11%	1.18%	1.40%	0.22%	0.54%	0.54%	0.65%	0.97%	0.65%	0.54%	0.11%	0.86%	2.04%		12.15%	0.11%	1.51%		35.27%	25.59%	13.55%
BBB	2069	0.48%	0.68%	1.01%	0.19%	0.77%	1.84%	0.19%	0.92%	1.16%	0.72%	1.21%	0.87%	0.43%	0.39%	1.06%	2.13%	0.10%	9.71%		1.64%		31.42%	31.22%	11.84%
BBB-	784	0.77%	0.26%	0.38%	0.13%	1.02%	1.66%	0.51%	0.89%	0.38%	0.26%	1.53%	1.53%	0.38%	1.15%	1.91%	1.66%		11.22%	0.13%	2.04%		36.73%	24.11%	11.35%
BB+	838	0.12%		0.24%		0.36%	0.48%		0.72%	0.84%	0.36%	0.95%	0.72%	0.12%	0.48%	1.07%	2.51%	0.24%	10.98%		1.55%		35.68%	18.50%	24.11%
BB	1772	0.40%	0.17%	0.68%	0.11%	0.73%	0.85%	0.11%	0.51%	0.85%	0.17%	0.90%	0.85%	0.23%	0.90%	1.58%	1.47%		11.74%	0.06%	3.44%		41.87%	22.12%	10.27%
BB-	701	0.14%		0.43%		0.43%	0.86%	0.86%	0.29%	0.43%	0.71%	0.86%	0.86%	0.71%	0.29%	0.57%	1.85%	0.14%	14.12%		3.99%		49.22%	12.84%	10.41%
B+	718	0.14%	0.28%	0.28%		0.28%			0.28%	0.42%		0.56%	0.56%		0.28%	1.81%	1.11%		16.57%		4.46%		52.23%	11.98%	8.77%
B	1945	0.46%	0.36%	0.21%	0.05%	0.67%	0.05%		0.36%	0.57%	0.05%	0.36%	0.36%	0.05%	0.31%	0.93%	0.93%		9.41%	0.05%	4.52%		57.17%	12.60%	10.54%
B-	2169	0.37%	0.32%	0.69%	0.14%	0.37%	0.37%		0.37%	0.65%	0.28%	0.55%	0.28%	0.23%	0.28%	0.78%	1.52%		13.00%	0.05%	8.21%		55.74%	8.81%	7.01%
CCC+	4																						25.00%	75.00%	
CCC	17947	0.03%	0.03%	0.07%	0.01%	0.02%	0.08%	0.01%	0.08%	0.09%	0.05%	0.11%	0.09%	0.06%	0.08%	0.16%	0.20%	0.01%	3.63%	0.01%	5.74%		77.16%	2.42%	9.87%
CCC-	23													8.70%			8.70%			8.70%			34.78%	30.43%	8.70%
CC	8472			0.01%	0.01%		0.01%		0.01%	0.05%		0.02%	0.02%	0.01%	0.02%	0.08%	0.19%		1.17%		0.91%		91.89%	3.13%	2.46%
C																									
Total	67515																								

Table 13

Issuers of Asset-Backed Securities - Commercial Mortgage-Backed Securities Issues Ratings 1 Year Transition and Default Rates

(December 31, 2018 through December 31, 2019)

Credit Rating as of 12/31/2018		Credit Ratings as of 12/31/2019 (Percent)																					Other Outcomes During 12/31/2018 - 12/31/2019 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (Other)
AAA	771	88.07%	0.91%																					10.25%	0.78%
AA+	138		65.94%																					34.06%	
AA	127	0.79%	5.51%	81.89%	0.79%	0.79%	0.79%	0.79%																8.66%	
AA-	232		2.59%	1.72%	85.34%	0.86%																		9.48%	
A+	61		4.92%		1.64%	72.13%											1.64%							19.67%	
A	78		5.13%	1.28%	1.28%		67.95%		6.41%			2.56%												15.38%	
A-	235	0.43%	1.28%	0.43%		2.13%	1.28%	81.70%	0.43%	1.28%				0.43%										10.64%	
BBB+	44		6.82%	2.27%					68.18%					2.27%										20.45%	
BBB	79		6.33%				5.06%		1.27%	74.68%		1.27%					2.53%			1.27%				6.33%	1.27%
BBB-	276		0.72%		0.72%				1.09%	0.36%	75.72%	2.17%	0.36%			0.72%	1.45%							16.67%	
BB+	68		4.41%								10.29%	57.35%					2.94%			1.47%			2.94%	17.65%	2.94%
BB	57		1.75%									1.75%	71.93%						1.75%	1.75%			3.51%	15.79%	1.75%
BB-	154		1.30%									0.65%	0.65%	80.52%	0.65%		0.65%			0.65%			1.30%	13.64%	
B+	70		1.43%			1.43%						2.86%			62.86%				4.29%	4.29%	1.43%		7.14%	11.43%	2.86%
B	67														1.49%	58.21%	1.49%			1.49%			8.96%	28.36%	
B-	123		1.63%						0.81%								64.23%			0.81%	3.25%		12.20%	15.45%	1.63%
CCC+	9																	33.33%					44.44%	22.22%	
CCC	19																		21.05%	5.26%			63.16%	10.53%	
CCC-	22												4.55%				4.55%			27.27%			54.55%	9.09%	
CC	6																				16.67%		83.33%		
C																									
Total	2636																								

Page 15

Table 14	Issuers of Asset-Backed Securities - Commercial Mortgage-Backed Securities Issues Ratings 3 Year Transition and Default Rates (December 31, 2016 through December 31, 2019)																								
Credit Rating as of 12/31/2016		Credit Ratings as of 12/31/2019 (Percent)																				Other Outcomes During 12/31/2016 - 12/31/2019 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (Other)
AAA	713	47.55%	2.38%																					41.09%	8.98%
AA+	133	0.75%	24.81%																					74.44%	
AA	146	1.37%	11.64%	32.88%	0.68%	0.68%	0.68%																	52.05%	
AA-	201	0.50%	7.46%	4.48%	40.80%	1.49%	0.50%	0.50%																43.28%	1.00%
A+	69		2.90%		5.80%	24.64%											1.45%							65.22%	
A	124		4.84%	1.61%	4.84%	11.29%	20.97%	0.81%	3.23%	2.42%		2.42%											0.81%	46.77%	
A-	210	0.48%	2.86%	1.90%	1.90%	3.81%	4.76%	39.05%	1.43%		0.48%			0.95%	0.48%									41.90%	
BBB+	82		2.44%	2.44%				6.10%	17.07%	25.61%		1.22%		1.22%						1.22%			1.22%	41.46%	
BBB	80		3.75%	2.50%			6.25%		5.00%	26.25%			1.25%		1.25%	2.50%			1.25%				3.75%	45.00%	1.25%
BBB-	251		3.19%	0.40%			0.40%		2.39%	1.59%	29.88%	2.79%	0.80%	0.40%		0.40%	1.59%		0.40%		0.40%		1.59%	53.78%	
BB+	102		1.96%								6.86%	27.45%					1.96%			0.98%			6.86%	51.96%	1.96%
BB	99		4.04%		1.01%	1.01%						3.03%	24.24%	2.02%	1.01%				1.01%				5.05%	56.57%	1.01%
BB-	206		1.46%			0.49%			0.49%			0.49%	0.97%	24.76%	1.94%	0.97%	1.46%		0.49%	0.49%			4.37%	61.65%	
B+	91			1.10%		1.10%	1.10%		1.10%			1.10%		1.10%	23.08%		2.20%		1.10%	4.40%			13.19%	47.25%	2.20%
B	105								0.95%	0.95%			0.95%		0.95%	19.05%	0.95%		0.95%				17.14%	58.10%	
B-	237		2.11%	0.42%		0.42%		0.42%		0.42%	0.42%	0.42%	0.42%		2.11%		10.13%	0.42%	0.42%	2.53%			22.78%	55.70%	0.84%
CCC+	20																	10.00%					55.00%	35.00%	
CCC	59		1.69%						1.69%			1.69%				3.39%				3.39%			61.02%	27.12%	
CCC-	81														1.23%		1.23%			3.70%	1.23%		70.37%	22.22%	
CC	7																						100.00%		
C																									
Total	3016																								

Table 15	Issuers of Asset-Backed Securities - Commercial Mortgage-Backed Securities Issues Ratings 10 Year Transition and Default Rates (December 31, 2009 through December 31, 2019)																								
Credit Rating as of 12/31/2009		Credit Ratings as of 12/31/2019 (Percent)																					Other Outcomes During 12/31/2009 - 12/31/2019 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (Other)
AAA	3231	0.87%	0.28%	0.12%	0.09%	0.12%			0.03%			0.06%								0.03%	0.03%		0.80%	77.72%	19.84%
AA+	288		2.08%																				2.78%	87.50%	7.64%
AA	479	0.21%	0.21%	4.18%		0.84%			0.21%			0.63%			0.21%		0.21%			0.42%			6.68%	77.24%	8.98%
AA-	232	0.43%	0.43%	1.72%	0.43%	0.43%	0.43%					0.43%								0.43%			6.47%	81.03%	7.76%
A+	271	1.11%	0.37%			0.74%	0.37%		0.37%			0.37%	0.37%										5.90%	82.66%	7.75%
A	457	0.44%	0.44%		0.44%	0.22%	0.88%	0.44%	0.44%	0.22%		0.44%	0.22%		0.22%		0.44%		0.22%				12.04%	73.52%	9.41%
A-	307		0.33%	0.65%		0.33%			0.33%	0.33%	0.98%	0.33%			0.65%	0.33%	0.33%						15.64%	74.59%	5.21%
BBB+	345		0.58%		0.58%		0.29%		0.58%	2.32%		0.29%			0.29%					0.29%			18.84%	70.72%	5.22%
BBB	515		0.19%	0.58%	0.39%	0.39%	0.58%	0.58%		2.14%		0.19%	0.19%		0.39%		0.39%	0.19%		0.19%	0.19%		23.88%	63.69%	5.83%
BBB-	399	0.25%	1.25%		0.25%		0.25%	0.25%	0.50%	0.25%					0.25%		0.25%		0.25%				35.09%	54.14%	7.02%
BB+	440		0.91%			0.45%	0.23%	0.23%	0.23%			1.14%					0.23%		0.23%	0.23%			42.95%	48.86%	4.32%
BB	474		0.63%			0.21%			0.21%	0.21%	0.21%	0.21%	0.42%			0.42%	0.42%			0.21%			54.43%	40.08%	2.32%
BB-	357			0.28%		0.28%						0.56%	0.28%	0.28%		0.28%	0.28%						60.50%	35.01%	2.24%
B+	524		0.19%										0.19%		0.76%	0.38%	0.57%	0.38%	0.19%	0.95%			70.80%	25.00%	0.57%
B	517		0.19%						0.19%			0.19%			0.39%		0.39%						78.34%	17.41%	2.90%
B-	563		0.18%	0.18%									0.18%			0.18%				0.36%			84.72%	13.50%	0.71%
CCC+	252		0.40%																				88.89%	10.32%	0.40%
CCC	291			0.34%																			92.78%	6.53%	0.34%
CCC-	663																						86.27%	10.11%	3.62%
CC	12																						91.67%		8.33%
C																									
Total	10617																								

Table 16

Issuers of Asset-Backed Securities - Collateralized Loan Obligations Issues Ratings 1 Year Transition and Default Rates

(December 31, 2018 through December 31, 2019)

Credit Rating as of 12/31/2018		Credit Ratings as of 12/31/2019 (Percent)																					Other Outcomes During 12/31/2018 - 12/31/2019 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (Other)
AAA	968	82.75%																						16.63%	0.62%
AA+	31	35.48%	35.48%																					29.03%	
AA	691	3.62%	1.74%	83.94%																				9.84%	0.87%
AA-	9	11.11%	11.11%	11.11%	22.22%																			44.44%	
A+	27	7.41%	7.41%	18.52%	3.70%	29.63%																		33.33%	
A	588	0.34%	0.68%	0.85%	1.36%	2.55%	84.52%																	9.18%	0.51%
A-	33			3.03%		9.09%	6.06%	66.67%																15.15%	
BBB+	31			9.68%		12.90%	6.45%	3.23%	48.39%			3.23%												16.13%	
BBB	249			0.40%		0.80%	1.20%	1.20%	2.41%	75.10%	0.40%													17.27%	1.20%
BBB-	318				0.31%				0.31%	0.31%	96.86%													2.20%	
BB+	16								12.50%		6.25%	50.00%													31.25%	
BB	191											1.57%	73.30%	4.71%	1.57%	0.52%				0.52%				16.23%	1.57%
BB-	352											0.28%	0.28%	94.03%	0.85%	0.28%	0.28%							3.98%	
B+	9														66.67%	11.11%	11.11%							11.11%	
B	50													2.00%	2.00%	66.00%	10.00%		2.00%					18.00%	
B-	208														0.48%		92.79%	2.40%	0.48%					3.85%	
CCC+	3																	66.67%	33.33%						
CCC	6																		66.67%				16.67%	16.67%	
CCC-	13																			100.00%					
CC	16																				87.50%		12.50%		
C																									
Total	3809																								

Table 17

Issuers of Asset-Backed Securities - Collateralized Loan Obligations Issues Ratings 3 Year Transition and Default Rates

(December 31, 2016 through December 31, 2019)

Credit Rating as of 12/31/2016		Credit Ratings as of 12/31/2019 (Percent)																					Other Outcomes During 12/31/2016 - 12/31/2019 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (Other)
AAA	1236	2.59%																						94.98%	2.43%
AA+	289	1.38%	1.04%																					96.54%	1.04%
AA	591	1.35%	0.17%	3.89%																				90.36%	4.23%
AA-	74	1.35%																						95.95%	2.70%
A+	196	0.51%	0.51%	1.53%	0.51%	2.04%		0.51%	0.51%																93.88%	
A	478	0.63%	0.42%	0.21%	0.21%	0.21%	4.39%	0.21%																	89.54%	4.18%
A-	37			5.41%	2.70%	2.70%		8.11%	2.70%																78.38%	
BBB+	153		0.65%	1.31%	1.31%	1.31%	1.31%		3.92%																90.20%	
BBB	434			0.23%		0.23%	0.46%	0.69%	0.69%	6.68%	0.23%	0.23%													87.10%	3.46%
BBB-	59							1.69%			8.47%							1.69%				1.69%			86.44%	
BB+	126					2.38%			3.17%			2.38%													90.48%	1.59%
BB	394							0.25%	0.25%			0.51%	9.14%	2.03%	1.02%	0.25%	0.51%	0.25%	0.25%						82.99%	2.54%
BB-	115												0.87%	2.61%	8.70%	1.74%	0.87%								85.22%	
B+	73							1.37%	1.37%				2.74%	1.37%	6.85%	1.37%	2.74%							4.11%	78.08%	
B	163													0.61%	0.61%	12.88%	3.07%	1.84%	0.61%						80.37%	
B-	73					1.37%											19.18%	2.74%	4.11%						68.49%	4.11%
CCC+	19														5.26%		10.53%			10.53%	5.26%		5.26%	63.16%	
CCC	12																		16.67%	16.67%				66.67%	
CCC-	42													2.38%			2.38%			19.05%	21.43%		21.43%	33.33%	
CC	7																				42.86%		28.57%		28.57%
C																									
Total	4571																								

Table 18

Issuers of Asset-Backed Securities - Collateralized Loan Obligations Issues Ratings 10 Year Transition and Default Rates

(December 31, 2009 through December 31, 2019)

Credit Rating as of 12/31/2009		Credit Ratings as of 12/31/2019 (Percent)																					Other Outcomes During 12/31/2009 - 12/31/2019 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (Other)
AAA	1433	0.14%		0.28%		0.28%		0.14%	0.28%		0.14%	0.07%							0.07%				0.07%	93.79%	4.75%
AA+	312																							96.79%	3.21%
AA	630	0.16%		0.16%	0.16%			0.16%	0.16%	0.16%					0.16%	0.16%			0.16%	0.16%			0.16%	94.92%	3.33%
AA-	128							0.78%										0.78%		0.78%				95.31%	2.34%
A+	245			0.82%		0.41%			0.41%											0.82%				93.88%	3.67%
A	588	0.17%	0.17%	0.17%	0.34%	0.17%	0.17%		0.51%			0.17%						0.17%		0.68%	0.34%		0.51%	94.90%	1.53%
A-	143						0.70%													0.70%	0.70%		2.10%	92.31%	3.50%
BBB+	219					0.91%								0.46%	0.46%						2.74%		0.46%	92.69%	2.28%
BBB	510							0.20%	0.39%			0.59%			0.20%				0.20%	0.20%	0.59%		1.57%	90.59%	5.49%
BBB-	243		0.41%																				0.41%	94.24%	4.94%
BB+	237																						1.69%	94.09%	4.22%
BB	361					0.28%							0.28%		0.55%		0.83%			0.28%			3.60%	89.75%	4.43%
BB-	149								0.67%						0.67%								7.38%	90.60%	0.67%
B+	152																						1.97%	97.37%	0.66%
B	69					1.45%														1.45%			11.59%	82.61%	2.90%
B-	45																						15.56%	80.00%	4.44%
CCC+	113																						5.31%	94.69%	
CCC	14																						21.43%	71.43%	7.14%
CCC-	220											0.45%					0.45%				0.45%		12.27%	82.73%	3.64%
CC	24																						54.17%	16.67%	29.17%
C																									
Total	5835																								

Table 19

Issuers of Asset-Backed Securities - Collateralized Debt Obligations Issues Ratings 1 Year Transition and Default Rates

(December 31, 2018 through December 31, 2019)

Credit Rating as of 12/31/2018	Number of Ratings Outstanding	Credit Ratings as of 12/31/2019 (Percent)																					Other Outcomes During 12/31/2018 - 12/31/2019 (Percent)		
Credit Rating		AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (Other)
AAA	43	79.07%																						20.93%	
AA+	52		76.92%																					23.08%	
AA	51			76.47%																				21.57%	1.96%
AA-	13				92.31%																			7.69%	
A+	73	1.37%				89.04%																		9.59%	
A	49					6.12%	73.47%																	20.41%	
A-	23							60.87%		17.39%													8.70%		13.04%
BBB+	79							5.06%	78.48%															13.92%	2.53%
BBB	19							5.26%		73.68%														21.05%	
BBB-	24										75.00%	4.17%												20.83%	
BB+	12											50.00%												50.00%	
BB	3												66.67%											33.33%	
BB-	6													83.33%										16.67%	
B+	10														40.00%		20.00%							40.00%	
B	5															60.00%								40.00%	
B-	6																33.33%							66.67%	
CCC+	3																	33.33%						66.67%	
CCC	4																		25.00%					75.00%	
CCC-	76																			30.26%	2.63%		25.00%	42.11%	
CC	45																				57.78%		17.78%	24.44%	
C																									
Total	596																								

Table 20	Issuers of Asset-Backed Securities - Collateralized Debt Obligations Issues Ratings 3 Year Transition and Default Rates (December 31, 2016 through December 31, 2019)																								
Credit Rating as of 12/31/2016		Credit Ratings as of 12/31/2019 (Percent)																					Other Outcomes During 12/31/2016 - 12/31/2019 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (Other)
AAA	120	20.83%																						79.17%	
AA+	57		63.16%																					36.84%	
AA	51			49.02%																				49.02%	1.96%
AA-	23		4.35%		21.74%			4.35%																65.22%	4.35%
A+	28		3.57%	3.57%	3.57%	10.71%																		78.57%	
A	129				0.78%	39.53%	17.05%		1.55%															41.09%	
A-	43					6.98%		11.63%	2.33%	9.30%														62.79%	6.98%
BBB+	101	0.99%					0.99%	1.98%	36.63%	2.97%		0.99%												52.48%	2.97%
BBB	41							7.32%	7.32%	4.88%	21.95%													56.10%	2.44%
BBB-	40							2.50%		7.50%	7.50%	2.50%			2.50%									75.00%	2.50%
BB+	42							2.38%	2.38%			2.38%		2.38%										88.10%	2.38%
BB	19								10.53%		5.26%	5.26%	5.26%											68.42%	5.26%
BB-	32									6.25%		6.25%												3.13%	84.38%	
B+	38									5.26%					7.89%	2.63%		7.89%							76.32%	
B	15											6.67%					6.67%								86.67%	
B-	34																2.94%								67.65%	29.41%
CCC+	29											3.45%			3.45%	3.45%								6.90%	82.76%	
CCC	36														2.78%		2.78%		2.78%					5.56%	66.67%	19.44%
CCC-	162																0.62%			14.20%	1.85%			25.31%	56.17%	1.85%
CC	66																		37.88%					30.30%	31.82%	
C																										
Total	1106																									

Table 21

Issuers of Asset-Backed Securities - Collateralized Debt Obligations Issues Ratings 10 Year Transition and Default Rates

(December 31, 2009 through December 31, 2019)

Credit Rating as of 12/31/2009		Credit Ratings as of 12/31/2019 (Percent)																					Other Outcomes During 12/31/2009 - 12/31/2019 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (Other)
AAA	1704	1.29%	1.70%	0.41%	0.06%	0.06%			0.23%	0.35%										0.12%			0.88%	80.40%	14.50%
AA+	154			0.65%					0.65%		0.65%									0.65%			5.19%	75.32%	16.88%
AA	356							0.28%	0.28%			0.28%			0.28%						0.84%		5.62%	77.53%	14.89%
AA-	164		0.61%			15.24%	1.22%	0.61%															3.05%	60.98%	18.29%
A+	229									0.44%					0.44%		0.44%				0.44%		11.79%	65.07%	21.40%
A	324					4.01%	0.31%	0.31%	1.54%		0.31%									0.62%	0.62%		7.41%	70.37%	14.51%
A-	257						0.39%	2.33%	1.56%	0.39%										0.39%	0.39%		8.56%	68.09%	17.90%
BBB+	250								1.20%		1.60%	0.40%	0.40%							1.20%	0.40%		20.40%	53.60%	20.80%
BBB	353								0.57%	1.42%		0.57%				0.28%	0.57%			1.13%	0.57%		18.70%	57.22%	18.98%
BBB-	351											0.28%		0.28%						1.42%	0.28%		16.81%	62.11%	18.80%
BB+	350										0.29%				0.29%						0.29%		32.00%	40.86%	26.29%
BB	306																	0.33%			0.65%		26.14%	50.00%	22.88%
BB-	235																				0.85%		20.85%	50.21%	28.09%
B+	293													0.34%						0.34%			23.89%	50.85%	24.57%
B	195																			0.51%	0.51%		26.15%	43.08%	29.74%
B-	231																			0.43%			32.90%	41.99%	24.68%
CCC+	258																0.39%				0.39%		34.11%	41.86%	23.26%
CCC	298																		0.34%	0.34%	0.34%		42.95%	37.92%	18.12%
CCC-	1927																			0.05%	0.26%		46.81%	41.31%	11.57%
CC	2172																				0.18%		94.71%	1.38%	3.73%
C																									
Total	10407																								

Table 22	Issuers of Asset-Backed Securities - Asset-Backed Commercial Paper Issues Ratings 1 Year Transition and Default Rates (December 31, 2018 through December 31, 2019)									
Credit Rating as of 12/31/2018		Credit Ratings as of 12/31/2019 (Percent)						Other Outcomes During 12/31/2018 - 12/31/2019 (Percent)		
Credit Rating	Number of Ratings Outstanding	A-1+	A-1	A-2	A-3	B	C	Default	Paid Off	Withdrawn (Other)
A-1+	88	31.82%							67.05%	1.14%
A-1	188	2.66%	93.62%	0.53%					1.06%	2.13%
A-2	8			100.00%						
A-3										
B										
C										
Total	284									

Table 23	Issuers of Asset-Backed Securities - Asset-Backed Commercial Paper Issues Ratings 3 Year Transition and Default Rates (December 31, 2016 through December 31, 2019)									
Credit Rating as of 12/31/2016		Credit Ratings as of 12/31/2019 (Percent)						Other Outcomes During 12/31/2016 - 12/31/2019 (Percent)		
Credit Rating	Number of Ratings Outstanding	A-1+	A-1	A-2	A-3	B	C	Default	Paid Off	Withdrawn (Other)
A-1+	79	32.91%	1.27%						64.56%	1.27%
A-1	149	3.36%	89.26%						2.01%	5.37%
A-2	19		21.05%	36.84%					36.84%	5.26%
A-3	1			100.00%						
B										
C										
Total	248									

Table 24	Issuers of Asset-Backed Securities - Asset-Backed Commercial Paper Issues Ratings 10 Year Transition and Default Rates (December 31, 2009 through December 31, 2019)									
Credit Rating as of 12/31/2009		Credit Ratings as of 12/31/2019 (Percent)						Other Outcomes During 12/31/2009 - 12/31/2019 (Percent)		
Credit Rating	Number of Ratings Outstanding	A-1+	A-1	A-2	A-3	B	C	Default	Paid Off	Withdrawn (Other)
A-1+	182	1.65%	3.30%	0.55%					36.26%	58.24%
A-1	169	1.18%	21.89%	1.78%					22.49%	52.66%
A-2	11								54.55%	45.45%
A-3	1									100.00%
B										
C										
Total	363									

Table 25		Issuers of Asset-Backed Securities - Other Asset-Backed Securities Issues Ratings 1 Year Transition and Default Rates																							
		(December 31, 2018 through December 31, 2019)																							
Credit Rating as of 12/31/2018		Credit Ratings as of 12/31/2019 (Percent)																					Other Outcomes During 12/31/2018 - 12/31/2019 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (Other)
AAA	1854	66.34%	0.05%																					33.44%	0.16%
AA+	497	11.47%	76.86%	0.80%			0.20%								0.20%									10.26%	0.20%
AA	726	9.37%	3.58%	74.66%	0.41%		0.14%								0.14%									11.71%	
AA-	89	14.61%	6.74%	4.49%	48.31%	1.12%																		24.72%	
A+	165	6.06%	2.42%	3.64%	1.82%	63.03%																		21.82%	1.21%
A	685	5.26%	2.19%	3.65%	2.34%	3.80%	69.05%	0.58%		0.29%							1.90%							10.95%	
A-	177	1.13%	1.69%	1.69%	0.56%	1.69%	10.17%	66.67%	2.82%	1.69%														11.86%	
BBB+	193		0.52%	2.07%	1.55%	1.55%	5.70%	3.11%	65.28%	5.70%	0.52%	0.52%												13.47%	
BBB	384	2.08%	0.52%	0.52%	1.56%	1.82%	3.39%	3.65%	11.20%	62.24%	0.26%	1.04%		0.52%										11.20%	
BBB-	57	3.51%		1.75%		1.75%		1.75%	3.51%	5.26%	66.67%	7.02%												8.77%	
BB+	42							4.76%	14.29%	4.76%	2.38%	50.00%	4.76%		2.38%	2.38%	4.76%							9.52%	
BB	133					0.75%		0.75%	3.01%	6.77%	2.26%	10.53%	51.13%	0.75%		9.02%	0.75%							14.29%	
BB-	49				2.04%	2.04%			6.12%	8.16%	4.08%	6.12%	14.29%	38.78%	8.16%	2.04%	4.08%							4.08%	
B+	26							3.85%				7.69%		3.85%	42.31%		34.62%	3.85%						3.85%	
B	36							2.78%				2.78%	13.89%		5.56%	63.89%	2.78%							8.33%	
B-	48												2.08%	2.08%	2.08%	6.25%	66.67%	10.42%			4.17%			6.25%	
CCC+	24																	37.50%	33.33%	25.00%	4.17%				
CCC	42																		2.38%	61.90%	26.19%	4.76%		2.38%	2.38%	
CCC-	25																				80.00%				20.00%	
CC	81																					85.19%		3.70%	11.11%	
C																										
Total	5333																									

Table 26	Issuers of Asset-Backed Securities - Other Asset-Backed Securities Issues Ratings 3 Year Transition and Default Rates (December 31, 2016 through December 31, 2019)																								
Credit Rating as of 12/31/2016		Credit Ratings as of 12/31/2019 (Percent)																				Other Outcomes During 12/31/2016 - 12/31/2019 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (Other)
AAA	1653	28.55%	0.06%																					70.72%	0.67%
AA+	522	14.37%	54.02%	0.77%			0.19%									2.49%								27.97%	0.19%
AA	687	3.93%	1.31%	47.45%	0.44%		0.15%									1.89%								44.83%	
AA-	106	4.72%	2.83%	2.83%	12.26%	0.94%																		73.58%	2.83%
A+	211	11.85%	3.32%	0.95%	1.42%	24.17%																		57.35%	0.95%
A	596	7.72%	1.17%	1.68%	1.17%	2.52%	37.75%	1.01%	0.17%	1.17%											0.34%			44.80%	0.50%
A-	126	9.52%	0.79%	0.79%	1.59%		9.52%	24.60%	3.17%	3.97%		1.59%												42.86%	1.59%
BBB+	275	3.64%	1.45%	1.45%	0.36%	0.73%	1.45%	16.00%	29.09%	1.45%	0.73%	1.45%	0.73%	0.36%										41.09%	
BBB	368	5.16%	2.17%	1.09%	0.82%	2.17%	3.80%	2.99%	5.43%	24.18%	0.27%	2.17%	0.54%	0.82%	0.27%	0.82%								47.28%	
BBB-	65	4.62%		6.15%	3.08%				3.08%	4.62%	21.54%	1.54%												47.69%	7.69%
BB+	30	3.33%		3.33%	6.67%	3.33%	6.67%		6.67%	3.33%		23.33%				3.33%	3.33%							36.67%	
BB	111	2.70%	1.80%	1.80%			1.80%	3.60%	1.80%	11.71%		6.31%	16.22%				1.80%						0.90%	47.75%	1.80%
BB-	26						7.69%			7.69%	7.69%	3.85%		11.54%	15.38%		3.85%							38.46%	3.85%
B+	30		3.33%					3.33%	6.67%	3.33%	3.33%	10.00%			13.33%	3.33%	16.67%						3.33%	33.33%	
B	34					5.88%						5.88%	5.88%		2.94%	23.53%			2.94%					52.94%	
B-	65										1.54%	1.54%	1.54%	1.54%	1.54%	7.69%	53.85%	7.69%	1.54%				1.54%	20.00%	
CCC+	25				4.00%		4.00%											28.00%	32.00%	28.00%	4.00%				
CCC	62						1.61%											1.61%	38.71%	20.97%	6.45%		1.61%	29.03%	
CCC-	27												3.70%					7.41%		62.96%	3.70%		7.41%	14.81%	
CC	81																				81.48%		14.81%	2.47%	1.23%
C																									
Total	5100																								

Table 27	Issuers of Asset-Backed Securities - Other Asset-Backed Securities Issues Ratings 10 Year Transition and Default Rates (December 31, 2009 through December 31, 2019)																								
Credit Rating as of 12/31/2009		Credit Ratings as of 12/31/2019 (Percent)																					Other Outcomes During 12/31/2009 - 12/31/2019 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (Other)
AAA	3156	4.50%	6.94%	0.25%	0.19%	0.10%	0.03%		0.03%	0.22%		0.06%		0.03%	0.03%	0.38%	0.16%		0.44%		0.03%			81.37%	5.23%
AA+	108	1.85%	0.93%	41.67%		1.85%	0.93%			0.93%		1.85%	1.85%			1.85%								45.37%	0.93%
AA	497	1.01%	0.60%	3.82%	0.40%	0.20%	0.60%		0.80%							2.62%					0.40%		0.80%	82.49%	6.24%
AA-	89	2.25%	3.37%	6.74%															1.12%		1.12%			83.15%	2.25%
A+	190	2.63%	0.53%	3.68%		3.16%	0.53%	2.63%										0.53%					1.05%	82.11%	3.16%
A	1039	1.25%	1.44%	3.18%	1.15%	0.19%	0.38%	3.95%	3.75%	0.96%	0.10%	0.67%	0.10%	0.10%		0.10%	0.38%	0.10%		0.29%	1.06%		1.06%	76.13%	3.66%
A-	127	0.79%			1.57%			1.57%											0.79%				3.15%	88.19%	3.94%
BBB+	182	2.20%	0.55%		0.55%	1.65%	0.55%		0.55%	0.55%		0.55%	1.10%		0.55%			0.55%	3.30%		4.40%		6.04%	67.03%	9.89%
BBB	632	0.95%		0.32%	0.16%	1.27%	0.95%	0.79%	1.11%	1.11%		0.47%	0.47%	0.32%		0.47%	5.06%	0.79%	0.47%	0.47%	0.63%		2.06%	78.01%	4.11%
BBB-	91						2.20%	1.10%	1.10%			3.30%								2.20%	1.10%		4.40%	76.92%	7.69%
BB+	93					1.08%			9.68%	1.08%	1.08%									3.23%	1.08%		1.08%	73.12%	8.60%
BB	141									0.71%			0.71%							2.84%	0.71%		7.09%	79.43%	8.51%
BB-	51															1.96%		3.92%	5.88%	13.73%	1.96%		7.84%	54.90%	9.80%
B+	16									6.25%	6.25%									12.50%	6.25%		18.75%	50.00%	
B	35																5.71%	2.86%			5.71%		17.14%	57.14%	11.43%
B-	43			2.33%									2.33%				2.33%	4.65%	9.30%	18.60%	2.33%		9.30%	39.53%	9.30%
CCC+	11																	18.18%		9.09%	63.64%				9.09%
CCC	31					3.23%														6.45%	32.26%		41.94%	9.68%	6.45%
CCC-	63																		1.59%	1.59%	30.16%		60.32%	6.35%	
CC	15																				6.67%		73.33%	20.00%	
C																									
Total	6610																								

Table 28	Issuers of Asset-Backed Securities - Other Structured Finance Products Issues Ratings 1 Year Transition and Default Rates																								
	(December 31, 2018 through December 31, 2019)																								
Credit Rating as of 12/31/2018		Credit Ratings as of 12/31/2019 (Percent)																					Other Outcomes During 12/31/2018 - 12/31/2019 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (Other)
AAA	11	100.00%																							
AA+	53		100.00%																						
AA	31			90.32%	3.23%																			6.45%	
AA-	6	16.67%		33.33%	50.00%																				
A+	19					73.68%																		26.32%	
A	10					10.00%	60.00%	20.00%																10.00%	
A-	26							61.54%		3.85%														34.62%	
BBB+	69						2.90%	2.90%	88.41%															5.80%	
BBB	30								3.33%	86.67%	3.33%													6.67%	
BBB-	14										100.00%														
BB+	6										16.67%	50.00%												33.33%	
BB	13											7.69%	84.62%											7.69%	
BB-	3													100.00%											
B+	4											50.00%					50.00%								
B	4													75.00%			25.00%								
B-	3															33.33%		66.67%							
CCC+	9																				100.00%				
CCC	1																					100.00%			
CCC-																									
CC																									
C																									
Total	312																								

Other Structured Finance Products is comprised of covered bonds, CDO operating companies, and synthetic structured finance products.

Table 29	Issuers of Asset-Backed Securities - Other Structured Finance Products Issues Ratings 3 Year Transition and Default Rates																								
	(December 31, 2016 through December 31, 2019)																								
Credit Rating as of 12/31/2016		Credit Ratings as of 12/31/2019 (Percent)																					Other Outcomes During 12/31/2016 - 12/31/2019 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (Other)
AAA	4	50.00%																						25.00%	25.00%
AA+	59		89.83%																					10.17%	
AA	27			81.48%	3.70%																			14.81%	
AA-	31	3.23%		6.45%	9.68%	12.90%	3.23%																	64.52%	
A+	13	7.69%				46.15%																		46.15%	
A	24	8.33%				8.33%		12.50%																70.83%	
A-	35			2.86%			8.57%	11.43%	14.29%	2.86%														57.14%	2.86%
BBB+	124						1.61%	9.68%	38.71%	9.68%	0.81%		1.61%											37.90%	
BBB	35								8.57%	34.29%	2.86%													54.29%	
BBB-	14								7.14%		50.00%													35.71%	7.14%
BB+	12										58.33%	16.67%												25.00%	
BB	20											10.00%	45.00%	10.00%										35.00%	
BB-	6													16.67%		33.33%					16.67%			33.33%	
B+	5											40.00%					40.00%							20.00%	
B	5													60.00%			20.00%							20.00%	
B-	9															11.11%					88.89%				
CCC+	1																							100.00%		
CCC	6																				16.67%			33.33%	33.33%	16.67%
CCC-																									
CC																									
C																									
Total	430																								

Other Structured Finance Products is comprised of covered bonds, CDO operating companies, and synthetic structured finance products.

Table 30		Issuers of Asset-Backed Securities - Other Structured Finance Products Issues Ratings 10 Year Transition and Default Rates																								
		(December 31, 2009 through December 31, 2019)																								
Credit Rating as of 12/31/2009		Credit Ratings as of 12/31/2019 (Percent)																					Other Outcomes During 12/31/2009 - 12/31/2019 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (Other)
AAA	569	0.88%	9.31%	3.51%	0.18%			0.35%	2.64%					0.18%									0.18%	68.19%	14.59%
AA+	28											7.14%	10.71%											71.43%	10.71%
AA	40			5.00%		10.00%															2.50%		2.50%	67.50%	12.50%
AA-	54							1.85%	1.85%															81.48%	14.81%
A+	169					0.59%	0.59%																	70.41%	28.40%
A	164						0.61%	5.49%	9.15%	5.49%														68.29%	10.98%
A-	60			1.67%				3.33%	8.33%		1.67%												1.67%	63.33%	20.00%
BBB+	52					1.92%	3.85%	7.69%	9.62%		7.69%		3.85%										9.62%	44.23%	11.54%
BBB	121							0.83%	8.26%	1.65%	1.65%		5.79%				1.65%							58.68%	21.49%
BBB-	42								4.76%	11.90%		2.38%	4.76%										2.38%	69.05%	4.76%
BB+	25									12.00%	4.00%	4.00%												68.00%	12.00%
BB	36										19.44%	2.78%				2.78%				25.00%				50.00%	
BB-	32															6.25%							3.13%	56.25%	34.38%
B+	12																							75.00%	25.00%
B	15																						13.33%	80.00%	6.67%
B-	20																						5.00%	95.00%	
CCC+	6																							100.00%	
CCC	23																						4.35%	56.52%	39.13%
CCC-	9																						22.22%	55.56%	22.22%
CC	6																						66.67%	33.33%	
C	15																						86.67%	13.33%	
Total	1498																								

Other Structured Finance Products is comprised of covered bonds, CDO operating companies, and synthetic structured finance products.

Table 31	Sovereign Issuers Ratings 1 Year Transition and Default Rates (December 31, 2018 through December 31, 2019)																									
Credit Rating as of 12/31/2018		Credit Ratings as of 12/31/2019 (Percent)																					Other Outcomes During 12/31/2018 - 12/31/2019 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (Other)
AAA	11	100.00%																							
AA+	5		100.00%																						
AA	7			100.00%																					
AA-	7				100.00%																				
A+	6				33.33%	66.67%																			
A	6						100.00%																		
A-	8						12.50%	75.00%	12.50%																
BBB+	4								75.00%	25.00%															
BBB	7								28.57%	71.43%															
BBB-	10									40.00%	60.00%														
BB+	4										25.00%	75.00%													
BB	4											25.00%	75.00%												
BB-	10												20.00%	80.00%											
B+	11													18.18%	81.82%										
B	18														11.11%	77.78%	5.56%						5.56%		
B-	13															7.69%	76.92%	7.69%	7.69%						
CCC+	1																			100.00%					
CCC																									
CCC-	1																				100.00%				
CC																									
C																									
Total	133																								

Table 32	Sovereign Issuers Ratings 3 Year Transition and Default Rates																								
	(December 31, 2016 through December 31, 2019)																								
Credit Rating as of 12/31/2016		Credit Ratings as of 12/31/2019 (Percent)																					Other Outcomes During 12/31/2016 - 12/31/2019 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (Other)
AAA	12	91.67%	8.33%																						
AA+	4		100.00%																						
AA	9			77.78%	22.22%																				
AA-	5				80.00%	20.00%																			
A+	5				40.00%	60.00%																			
A	5				20.00%		40.00%	20.00%	20.00%																
A-	10						30.00%	50.00%	10.00%	10.00%															
BBB+	5						40.00%		40.00%	20.00%															
BBB	4								50.00%	25.00%		25.00%													
BBB-	10								40.00%	50.00%		10.00%													
BB+	7								42.86%		28.57%	14.29%	14.29%												
BB	5										40.00%		20.00%	40.00%											
BB-	9											11.11%	22.22%	33.33%	33.33%										
B+	11													18.18%	45.45%	27.27%	9.09%								
B	12														16.67%	50.00%	25.00%	8.33%							
B-	15														6.67%	40.00%	20.00%	6.67%	6.67%				20.00%		
CCC+																									
CCC	1																			100.00%					
CCC-																									
CC	1																100.00%								
C																									
Total	130																								

Table 33 — Sovereign Issuers Ratings 10 Year Transition and Default Rates (December 31, 2009 through December 31, 2019)

Credit Rating as of 12/31/2009 · Credit Ratings as of 12/31/2019 (Percent) · Other Outcomes During 12/31/2009 - 12/31/2019 (Percent)

Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (Other)
AAA	19	57.89%	21.05%	10.53%	5.26%																				5.26%
AA+	3		33.33%	33.33%		33.33%																			
AA	6			16.67%	50.00%	33.33%																			
AA-	5			20.00%	60.00%			20.00%																	
A+	12			16.67%		16.67%	8.33%	8.33%		33.33%		8.33%											8.33%		
A	6						33.33%	33.33%					16.67%		16.67%										
A-	5				20.00%			20.00%	20.00%																40.00%
BBB+	8						12.50%	12.50%		25.00%		12.50%		12.50%									25.00%		
BBB	6						16.67%			16.67%	50.00%			16.67%											
BBB-	5									20.00%	60.00%					20.00%									
BB+	9								22.22%	11.11%		11.11%	22.22%	11.11%	22.22%										
BB	5						20.00%							20.00%	20.00%	20.00%							20.00%		
BB-	7									14.29%		14.29%			42.86%					14.29%					14.29%
B+	9														11.11%	66.67%	11.11%								11.11%
B	11												18.18%	27.27%	18.18%	18.18%	9.09%		9.09%						
B-	5														20.00%	20.00%	20.00%						40.00%		
CCC+	1																100.00%								
CCC	1																						100.00%		
CCC-																									
CC																									
C																									
Total	123																								

Table 34	U.S. Public Finance Ratings 1 Year Transition and Default Rates (December 31, 2018 through December 31, 2019)																								
Credit Rating as of 12/31/2018		Credit Ratings as of 12/31/2019 (Percent)																					Other Outcomes During 12/31/2018 - 12/31/2019 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (Other)
AAA	1248	96.96%	0.40%	0.40%																				0.64%	1.60%
AA+	3269	1.50%	91.95%	0.70%	0.03%																			1.53%	4.28%
AA	3298	0.06%	4.73%	89.21%	1.64%	0.06%		0.03%				0.03%												0.52%	3.73%
AA-	4153	0.07%	0.31%	2.99%	91.21%	1.47%	0.17%	0.12%	0.02%	0.02%														0.55%	3.06%
A+	5000		0.02%	0.28%	2.82%	90.84%	1.70%	0.34%	0.16%	0.08%		0.04%												0.76%	2.96%
A	3320			0.06%	1.05%	4.64%	87.41%	1.39%	0.42%	0.21%	0.12%	0.18%	0.03%											0.99%	3.49%
A-	1396			0.14%	0.36%	1.43%	6.45%	81.09%	2.44%	1.50%	0.36%	0.07%	0.14%			0.07%		0.07%	0.14%					1.50%	4.23%
BBB+	687		0.29%			1.16%	1.31%	4.95%	82.24%	2.18%	0.58%	0.44%				0.15%	0.15%							1.89%	4.66%
BBB	426					0.47%	0.94%	2.11%	4.93%	81.22%	3.99%	0.47%	0.23%	0.23%	0.94%									1.64%	2.82%
BBB-	326							0.61%	0.61%	6.44%	80.37%	3.37%	1.53%	0.61%	0.61%				0.61%					1.84%	3.37%
BB+	141									1.42%	3.55%	78.72%	5.67%	1.42%	0.71%		0.71%							2.13%	5.67%
BB	113									0.88%		4.42%	76.99%	3.54%		0.88%					0.88%		0.88%	2.65%	8.85%
BB-	44												6.82%	72.73%	4.55%	2.27%	4.55%							4.55%	4.55%
B+	22											4.55%		18.18%	45.45%	18.18%	4.55%								9.09%
B	21													9.52%		61.90%	4.76%						4.76%	4.76%	14.29%
B-	20														5.00%	5.00%	45.00%	20.00%			5.00%		5.00%	5.00%	10.00%
CCC+	19								5.26%									21.05%	15.79%					15.79%	42.11%
CCC	5																		40.00%					20.00%	40.00%
CCC-	7																						100.00%		
CC	5																				60.00%		20.00%		20.00%
C																									
Total	23520																								

Table 35	U.S. Public Finance Ratings 3 Year Transition and Default Rates (December 31, 2016 through December 31, 2019)																								
Credit Rating as of 12/31/2016		Credit Ratings as of 12/31/2019 (Percent)																					Other Outcomes During 12/31/2016 - 12/31/2019 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (Other)
AAA	1146	89.88%	2.44%	0.52%						0.17%															1.40%	5.58%
AA+	3061	3.85%	76.31%	1.50%	0.23%	0.07%																			3.36%	14.67%
AA	3417	0.18%	11.35%	67.75%	6.26%	0.67%	0.18%	0.06%	0.03%			0.06%													1.46%	12.00%
AA-	4002	0.12%	0.75%	10.67%	70.91%	4.15%	1.00%	0.37%	0.27%	0.07%													0.02%		1.75%	9.90%
A+	5111		0.10%	0.98%	9.78%	71.71%	4.17%	1.04%	0.25%	0.14%	0.06%	0.04%													1.84%	9.90%
A	3498		0.06%	0.26%	2.12%	12.18%	63.52%	4.20%	0.91%	0.60%	0.37%	0.23%	0.06%	0.06%		0.06%		0.03%							2.80%	12.55%
A-	1487		0.13%	0.27%	1.34%	4.91%	14.53%	53.19%	4.98%	1.88%	0.67%	0.07%	0.20%	0.07%		0.13%	0.07%		0.20%				0.07%		4.44%	12.84%
BBB+	714		0.28%	0.56%	1.26%	2.24%	6.58%	11.62%	51.82%	2.38%	1.54%	0.42%	0.14%	0.14%	0.14%		0.28%	0.14%	0.28%		0.14%				4.20%	15.83%
BBB	476				0.21%	1.26%	4.20%	4.62%	11.55%	47.48%	5.88%	0.84%	1.89%	1.05%	0.42%		0.42%	0.42%	0.42%				0.42%		5.25%	13.66%
BBB-	344				0.58%	0.58%	1.74%	2.33%	1.45%	13.95%	51.45%	6.10%	3.49%	0.58%	0.29%	0.58%	0.29%		0.29%				0.29%		6.10%	9.88%
BB+	157				0.64%		3.82%	1.27%	2.55%	0.64%	7.01%	43.31%	13.38%	2.55%										0.64%		5.10%	19.11%
BB	103								0.97%	0.97%	3.88%	11.65%	37.86%	13.59%	3.88%	2.91%	0.97%	0.97%						0.97%		5.83%	15.53%
BB-	35					2.86%	2.86%			2.86%		5.71%	5.71%	31.43%	2.86%	5.71%	5.71%	2.86%	2.86%				5.71%		5.71%	17.14%
B+	22							4.55%		4.55%		4.55%		4.55%	22.73%	13.64%	4.55%								13.64%	27.27%
B	28											3.57%	3.57%	14.29%	3.57%	21.43%	7.14%	3.57%							7.14%	35.71%
B-	23										4.35%			4.35%		8.70%	17.39%	4.35%					8.70%		13.04%	39.13%
CCC+	5					40.00%						20.00%													20.00%	20.00%
CCC	4																								75.00%	25.00%
CCC-																										
CC	25																	4.00%				12.00%		64.00%		20.00%
C																										
Total	23658																									

Table 36	U.S. Public Finance Ratings 10 Year Transition and Default Rates (December 31, 2009 through December 31, 2019)																									
Credit Rating as of 12/31/2009		Credit Ratings as of 12/31/2019 (Percent)																					Other Outcomes During 12/31/2009 - 12/31/2019 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (Other)
AAA	2665	20.26%	20.53%	0.56%	0.19%		0.04%		0.08%	0.08%	0.04%	0.11%	0.04%	0.04%		0.08%	0.04%	0.08%			0.04%		0.04%	16.81%	40.98%
AA+	1458	12.41%	30.59%	5.08%	0.75%	0.21%	0.14%	0.07%	0.14%			0.07%												10.08%	40.47%
AA	2479	4.44%	16.62%	30.33%	5.85%	2.34%	0.52%	0.16%	0.24%				0.04%										0.04%	5.00%	34.41%
AA-	2873	0.94%	6.40%	18.10%	24.09%	4.25%	1.74%	0.35%	1.74%	0.10%	0.07%	0.03%		0.03%									0.07%	4.11%	37.97%
A+	3253	0.25%	2.61%	7.19%	18.48%	28.80%	5.07%	1.26%	0.25%	0.25%	0.12%	0.09%	0.06%	0.03%									0.03%	4.86%	30.65%
A	2889	0.14%	1.04%	2.70%	10.38%	19.38%	18.31%	2.98%	1.07%	0.59%	0.55%	0.17%	0.03%	0.03%		0.03%	0.03%						0.24%	6.47%	35.83%
A-	1642	0.12%	0.37%	1.95%	4.63%	13.15%	15.10%	9.99%	2.92%	1.22%	0.55%	0.18%	0.06%	0.18%	0.06%	0.06%	0.06%		0.06%				0.12%	7.80%	41.41%
BBB+	611		0.65%	0.33%	3.27%	6.22%	11.95%	12.60%	10.64%	2.78%	0.82%	0.82%	0.16%	0.82%					0.16%				1.15%	11.46%	36.17%
BBB	517		0.39%	1.35%	1.35%	4.26%	9.09%	6.58%	8.70%	10.64%	1.93%	1.35%	0.77%	0.39%		0.19%							0.77%	15.67%	36.56%
BBB-	345				0.29%	2.03%	2.32%	5.22%	3.19%	9.86%	8.99%	4.93%	2.90%	2.03%		0.87%		0.29%			0.58%		5.22%	15.07%	36.23%
BB+	68				1.47%		1.47%	4.41%	1.47%	1.47%	5.88%		2.94%	1.47%	1.47%	1.47%			1.47%				4.41%	35.29%	35.29%
BB	62						1.61%	1.61%		3.23%		6.45%	1.61%	3.23%		1.61%	1.61%						19.35%	29.03%	30.65%
BB-	20							5.00%		5.00%						5.00%							5.00%	50.00%	30.00%
B+	4													25.00%										50.00%	25.00%
B	19		5.26%		5.26%					5.26%						5.26%							10.53%	21.05%	47.37%
B-	10																10.00%	10.00%						30.00%	50.00%
CCC+																									
CCC	3																							33.33%	66.67%
CCC-																									
CC	10																						10.00%	40.00%	50.00%
C	7																						57.14%	14.29%	28.57%
Total	18935																								

Table 37		International Public Finance Issuers Ratings 1 Year Transition and Default Rates																							
		(December 31, 2018 through December 31, 2019)																							
Credit Rating as of 12/31/2018		Credit Ratings as of 12/31/2019 (Percent)																					Other Outcomes During 12/31/2018 - 12/31/2019 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (Other)
AAA	29	96.55%	3.45%																						
AA+	39	2.56%	94.87%	2.56%																					
AA	47			97.87%																					2.13%
AA-	25			16.00%	80.00%																				4.00%
A+	23			4.35%	21.74%	73.91%																			
A	8					12.50%	87.50%																		
A-	12						25.00%	75.00%																	
BBB+	16						6.25%	25.00%	50.00%	12.50%															6.25%
BBB	16								6.25%	75.00%															18.75%
BBB-	18									5.56%	88.89%														5.56%
BB+	17										11.76%	58.82%	5.88%												23.53%
BB	18											11.11%	72.22%												16.67%
BB-	14												7.14%	64.29%	14.29%		7.14%								7.14%
B+	6													16.67%	66.67%										16.67%
B	12															25.00%	66.67%		8.33%						
B-	3															33.33%		33.33%							33.33%
CCC+	1																	100.00%							
CCC																									
CCC-	1																						100.00%		
CC																									
C																									
Total	305																								

Table 38	International Public Finance Issuers Ratings 3 Year Transition and Default Rates																									
	(December 31, 2016 through December 31, 2019)																									
Credit Rating as of 12/31/2016		Credit Ratings as of 12/31/2019 (Percent)																					Other Outcomes During 12/31/2016 - 12/31/2019 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (Other)
AAA	28	89.29%	10.71%																						
AA+	35	8.57%	85.71%	5.71%																					
AA	42		9.52%	80.95%	2.38%	2.38%																			4.76%
AA-	26			38.46%	42.31%	3.85%																			15.38%
A+	25			8.00%	36.00%	44.00%																			12.00%
A	12				25.00%	41.67%	25.00%																		8.33%
A-	8						12.50%	75.00%		12.50%															
BBB+	17						17.65%	23.53%	29.41%	5.88%															23.53%
BBB	12						8.33%	16.67%	16.67%	33.33%	8.33%														16.67%
BBB-	24								4.17%	25.00%	16.67%														54.17%
BB+	22									4.55%	40.91%	40.91%	9.09%												4.55%
BB	16											6.25%	50.00%	12.50%			6.25%								25.00%
BB-	19												5.26%	21.05%	31.58%	15.79%	5.26%								21.05%
B+	6														33.33%										66.67%
B	2													50.00%		50.00%									
B-	12															8.33%	58.33%		8.33%				8.33%		16.67%
CCC+	1																	100.00%							
CCC																									
CCC-																									
CC																									
C																									
Total	307																									

Table 39	International Public Finance Issuers Ratings 10 Year Transition and Default Rates																								
	(December 31, 2009 through December 31, 2019)																									
Credit Rating as of 12/31/2009		Credit Ratings as of 12/31/2019 (Percent)																					Other Outcomes During 12/31/2009 - 12/31/2019 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (Other)
AAA	30	53.33%	23.33%	6.67%	6.67%	3.33%																			6.67%
AA+	28	25.00%	28.57%	28.57%	7.14%		3.57%																		7.14%
AA	30	6.67%	20.00%	33.33%	6.67%	10.00%	6.67%	3.33%	6.67%																6.67%
AA-	29		13.79%	20.69%	3.45%	10.34%			3.45%				3.45%												44.83%
A+	35			8.57%	17.14%	2.86%				5.71%	5.71%														60.00%
A	16			18.75%	18.75%		12.50%																		50.00%
A-	7				14.29%	14.29%		28.57%			14.29%														28.57%
BBB+	5								20.00%	20.00%															60.00%
BBB	5									20.00%	40.00%														40.00%
BBB-	10									10.00%	20.00%	20.00%	10.00%												40.00%
BB+	31									9.68%	12.90%	16.13%	16.13%	6.45%									16.13%		22.58%
BB	18							5.56%			5.56%	5.56%	22.22%	5.56%			5.56%						11.11%		38.89%
BB-	24											8.33%	8.33%	4.17%	8.33%	8.33%							4.17%		58.33%
B+	11													9.09%									9.09%		81.82%
B	8																								100.00%
B-	9													11.11%			44.44%		11.11%						33.33%
CCC+	7																						42.86%		57.14%
CCC																									
CCC-																									
CC																									
C																									
Total	303																								

S&P Global Ratings Definitions

The below outlines definitions of the symbols, numbers and scores in the rating scales used by S&P Global Ratings (SPGR) to denote credit rating categories and notches within those categories for the classes and subclasses of credit ratings shown in the Matrices contained within SPGR's Form NRSRO Exhibit 1 Matrices.

I. GENERAL-PURPOSE CREDIT RATINGS

1. The following sets of rating definitions are for long-term and short-term credit ratings for both issuer and issue ratings. These types of credit ratings cover the broadest set of credit risk factors and are not limited in scope. Some refer to these as the "traditional" credit ratings.

A. Issue Credit Ratings

2. An S&P Global Ratings issue credit rating is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The opinion reflects S&P Global Ratings' view of the obligor's capacity and willingness to meet its financial commitments as they come due, and this opinion may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default.

3. Issue credit ratings can be either long-term or short-term. Short-term ratings are generally assigned to those obligations considered short-term in the relevant market. Short-term ratings are also used to indicate the creditworthiness of an obligor with respect to put features on long-term obligations. Medium-term notes are assigned long-term ratings.

1. Long-Term Issue Credit Ratings

4. Issue credit ratings are based, in varying degrees, on S&P Global Ratings' analysis of the following considerations:

   – The likelihood of payment--the capacity and willingness of the obligor to meet its financial commitments on an obligation in accordance with the terms of the obligation;

   – The nature and provisions of the financial obligation, and the promise we impute; and

   – The protection afforded by, and relative position of, the financial obligation in the event of a bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

5. An issue rating is an assessment of default risk but may incorporate an assessment of relative seniority or ultimate recovery in the event of default. Junior obligations are typically rated lower than senior obligations, to reflect lower priority in bankruptcy, as noted above. (Such differentiation may apply when an entity has both senior and subordinated obligations, secured and unsecured obligations, or operating company and holding company obligations.)

Table 1

Long-Term Issue Credit Ratings*

Category	Definition
AAA	An obligation rated 'AAA' has the highest rating assigned by S&P Global Ratings. The obligor's capacity to meet its financial commitments on the obligation is extremely strong.
AA	An obligation rated 'AA' differs from the highest-rated obligations only to a small degree. The obligor's capacity to meet its financial commitments on the obligation is very strong.
A	An obligation rated 'A' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor's capacity to meet its financial commitments on the obligation is still strong.

Table 1

Long-Term Issue Credit Ratings* (cont.)

Category	Definition
BBB	An obligation rated 'BBB' exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to weaken the obligor's capacity to meet its financial commitments on the obligation.
BB, B, CCC, CC, and C	Obligations rated 'BB', 'B', 'CCC', 'CC', and 'C' are regarded as having significant speculative characteristics. 'BB' indicates the least degree of speculation and 'C' the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposure to adverse conditions.
BB	An obligation rated 'BB' is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions that could lead to the obligor's inadequate capacity to meet its financial commitments on the obligation.
B	An obligation rated 'B' is more vulnerable to nonpayment than obligations rated 'BB', but the obligor currently has the capacity to meet its financial commitments on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitments on the obligation.
CCC	An obligation rated 'CCC' is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitments on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitments on the obligation.
CC	An obligation rated 'CC' is currently highly vulnerable to nonpayment. The 'CC' rating is used when a default has not yet occurred but S&P Global Ratings expects default to be a virtual certainty, regardless of the anticipated time to default.
C	An obligation rated 'C' is currently highly vulnerable to nonpayment, and the obligation is expected to have lower relative seniority or lower ultimate recovery compared with obligations that are rated higher.
D	An obligation rated 'D' is in default or in breach of an imputed promise. For non-hybrid capital instruments, the 'D' rating category is used when payments on an obligation are not made on the date due, unless S&P Global Ratings believes that such payments will be made within five business days in the absence of a stated grace period or within the earlier of the stated grace period or 30 calendar days. The 'D' rating also will be used upon the filing of a bankruptcy petition or the taking of similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. A rating on an obligation is lowered to 'D' if it is subject to a distressed exchange offer.

*Ratings from 'AA' to 'CCC' may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the rating categories.

2. Short-Term Issue Credit Ratings

Table 2

Short-Term Issue Credit Ratings

Category	Definition
A-1	A short-term obligation rated 'A-1' is rated in the highest category by S&P Global Ratings. The obligor's capacity to meet its financial commitments on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor's capacity to meet its financial commitments on these obligations is extremely strong.
A-2	A short-term obligation rated 'A-2' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor's capacity to meet its financial commitments on the obligation is satisfactory.
A-3	A short-term obligation rated 'A-3' exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to weaken an obligor's capacity to meet its financial commitments on the obligation.
B	A short-term obligation rated 'B' is regarded as vulnerable and has significant speculative characteristics. The obligor currently has the capacity to meet its financial commitments; however, it faces major ongoing uncertainties that could lead to the obligor's inadequate capacity to meet its financial commitments.
C	A short-term obligation rated 'C' is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitments on the obligation.
D	A short-term obligation rated 'D' is in default or in breach of an imputed promise. For non-hybrid capital instruments, the 'D' rating category is used when payments on an obligation are not made on the date due, unless S&P Global Ratings believes that such payments will be made within any stated grace period. However, any stated grace period longer than five business days will be treated as five business days. The 'D' rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. A rating on an obligation is lowered to 'D' if it is subject to a distressed exchange offer.

B. Issuer Credit Ratings

6. An S&P Global Ratings issuer credit rating is a forward-looking opinion about an obligor's overall creditworthiness. This opinion focuses on the obligor's capacity and willingness to meet its financial commitments as they come due. It does not apply to any specific financial obligation, as it does not take into account the nature of and provisions of the obligation, its standing in bankruptcy or liquidation, statutory preferences, or the legality and enforceability of the obligation.

7. Both corporate credit ratings and sovereign credit ratings are forms of issuer credit ratings.

8. Issuer credit ratings can be either long-term or short-term.

1. Long-Term Issuer Credit Ratings

Table 3

Long-Term Issuer Credit Ratings*

Category	Definition
AAA	An obligor rated 'AAA' has extremely strong capacity to meet its financial commitments. 'AAA' is the highest issuer credit rating assigned by S&P Global Ratings.
AA	An obligor rated 'AA' has very strong capacity to meet its financial commitments. It differs from the highest-rated obligors only to a small degree.
A	An obligor rated 'A' has strong capacity to meet its financial commitments but is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligors in higher-rated categories.
BBB	An obligor rated 'BBB' has adequate capacity to meet its financial commitments. However, adverse economic conditions or changing circumstances are more likely to weaken the obligor's capacity to meet its financial commitments.
BB, B, CCC, and CC	Obligors rated 'BB', 'B', 'CCC', and 'CC' are regarded as having significant speculative characteristics. 'BB' indicates the least degree of speculation and 'CC' the highest. While such obligors will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposure to adverse conditions.
BB	An obligor rated 'BB' is less vulnerable in the near term than other lower-rated obligors. However, it faces major ongoing uncertainties and exposure to adverse business, financial, or economic conditions that could lead to the obligor's inadequate capacity to meet its financial commitments.
B	An obligor rated 'B' is more vulnerable than the obligors rated 'BB', but the obligor currently has the capacity to meet its financial commitments. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitments.
CCC	An obligor rated 'CCC' is currently vulnerable and is dependent upon favorable business, financial, and economic conditions to meet its financial commitments.
CC	An obligor rated 'CC' is currently highly vulnerable. The 'CC' rating is used when a default has not yet occurred but S&P Global Ratings expects default to be a virtual certainty, regardless of the anticipated time to default.
SD and D	An obligor is rated 'SD' (selective default) or 'D' if S&P Global Ratings considers there to be a default on one or more of its financial obligations, whether long- or short-term, including rated and unrated obligations but excluding hybrid instruments classified as regulatory capital or in nonpayment according to terms. A 'D' rating is assigned when S&P Global Ratings believes that the default will be a general default and that the obligor will fail to pay all or substantially all of its obligations as they come due. An 'SD' rating is assigned when S&P Global Ratings believes that the obligor has selectively defaulted on a specific issue or class of obligations but it will continue to meet its payment obligations on other issues or classes of obligations in a timely manner. A rating on an obligor is lowered to 'D' or 'SD' if it is conducting a distressed exchange offer.

*Ratings from 'AA' to 'CCC' may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the rating categories.

II. LOCAL CURRENCY AND FOREIGN CURRENCY RATINGS

9. S&P Global Ratings' issuer credit ratings make a distinction between foreign currency ratings and local currency ratings. A foreign currency rating on an issuer will differ from the local currency rating on it when the obligor has a different capacity to meet its obligations denominated in its local currency, vs. obligations denominated in a foreign currency.

III. SPECIAL-PURPOSE RATINGS

A. SPUR (S&P Underlying Rating)

10. A SPUR is an opinion about the stand-alone capacity of an obligor to pay debt service on a credit-enhanced debt issue, without giving effect to the enhancement that applies to it. These ratings are published only at the request of the debt issuer or obligor with the designation SPUR to distinguish them from the credit-enhanced rating that applies to the debt issue. S&P Global Ratings maintains surveillance of an issue with a published SPUR.

B. Swap Risk Ratings

11. An S&P Global Ratings swap risk rating is a forward-looking opinion about the likelihood of loss associated with a specific swap transaction (the "swap transaction") entered into by two counterparties.

12. A swap risk rating takes into consideration S&P Global Ratings' view on the terms of the swap transaction including, without limitation, the creditworthiness of one or more reference or underlying obligations or obligors (the "portfolio") above a certain specified threshold percentage or amount, termination events, and potential recovery percentage or amount on the portfolio. All swap risk ratings take into consideration the creditworthiness of the portfolio.

13. A swap risk rating may be modified by the designation "portfolio," "single counterparty--protection buyer" and "single counterparty--protection seller." A swap risk rating (portfolio) takes into consideration only S&P Global Ratings' view on the creditworthiness of the credit default swap portfolio. A swap risk rating (single counterparty--protection buyer) takes into consideration S&P Global Ratings' view on the creditworthiness of the portfolio and the buyer of protection under the swap transaction. A swap risk rating (single counterparty--protection seller) takes into consideration S&P Global Ratings' view on the creditworthiness of the portfolio and the seller of protection under the swap transaction. Because the terms of each swap transaction are highly customized, a swap risk rating may address different risks; therefore, the swap risk ratings should not be viewed as benchmarks related to swap risk across different swap transactions.

14. Swap risk ratings will be modified by a suffix that identifies the type of swap risk rating assigned. The letter ratings will be followed by the designations 'srp,' 'srb,' and 'srs' to correspond with related designations:

   - Portfolio ('srp') ratings only take into consideration the creditworthiness of the reference portfolio of the credit default swap;

   - Single counterparty--protection buyer ('srb') ratings take into consideration the creditworthiness of the reference portfolio and the buyer of protection under the swap transaction; and

   - Single counterparty--protection seller ('srs') ratings take into consideration the creditworthiness of the reference portfolio and the seller of protection under the swap transaction.

15. A swap risk rating (portfolio) does not address either counterparty risk (including risk of periodic payments). Each of swap risk ratings (single counterparty--protection buyer) or (single counterparty--protection seller) addresses the counterparty risk of one of the counterparties to the swap transaction, respectively. None of the swap risk ratings address the specific amount of termination payments that would be payable under the swap transaction. The specific risks addressed by each swap risk rating are stated in the rating letter and the terms and conditions issued for each rated swap transaction.

Table 4

Swap Risk Ratings* (see paragraph 14 for suffix)

Category	Definition
AAA	A swap transaction with a swap risk rating of 'AAA' has the highest rating assigned by S&P Global Ratings. The likelihood of loss under the swap transaction is extremely low.
AA	A swap transaction with a swap risk rating of 'AA' differs from the highest-rated swap transaction only to a small degree. The likelihood of loss under the swap transaction is very low.
A	A swap transaction with a swap risk rating of 'A' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than swap transactions in higher-rated categories. However, the likelihood of loss under the swap transaction is still low.
BBB	A swap transaction with a swap risk rating of 'BBB' exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to an increased likelihood of loss under the swap transaction.

Swap Risk Ratings* (see paragraph 14 for suffix) (cont.)

Category	Definition
BB, B, CCC, and CC	A swap transaction with a swap risk rating of 'BB', 'B', 'CCC', and 'CC' is regarded as having significant speculative characteristics.
BB	A swap transaction with a swap risk rating of 'BB' indicates less vulnerability to a risk of loss than other speculative issues. However, major ongoing uncertainties or exposure to adverse business, financial, or economic conditions could lead to a substantial increase in the likelihood of loss under the swap transaction.
B	A swap transaction with a swap risk rating of 'B' is more vulnerable to a risk of loss than a swap transaction with a swap risk rating of 'BB'. However, major ongoing uncertainties or exposure to adverse business, financial, or economic conditions will likely lead to a substantial increase in the likelihood of loss under the swap transaction.
CCC	A swap transaction with a swap risk rating of 'CCC' is currently vulnerable to a risk of loss. In the event of adverse business, financial, or economic conditions, the swap transaction is likely to incur loss.
CC	A swap transaction with a swap risk rating of 'CC' is currently highly vulnerable to loss.
D	A swap transaction with a swap risk rating of 'D' has incurred or experienced loss.

*Swap risk ratings from 'AA' to 'CCC' may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the swap risk rating categories.

History of Rating Actions

In accordance with the rules of the Securities and Exchange Commission (the "Commission"), S&P Global Ratings makes and keeps publicly available on its internet website in an interactive data file in XBRL format the ratings action information required pursuant to 17 CFR §240.17g-7(b), at the following URL: https://www.standardandpoors.com/en_US/web/guest/regulatory/ratingshistory.

Method of Calculating Performance Measurement Statistics

S&P Global Ratings uses the single cohort approach method of calculating the performance measurement statistics in Exhibit 1. The single cohort approach is used to calculate transition and default rates in order to determine the percent of credit ratings at each notch in the rating scale for a given class or subclass and for the applicable time period (1-, 3-, and 10-years) that were rated at the same notch or transitioned to another notch as of the end of the period, and the percent of credit ratings at each notch that were classified as a default or paid off, or had been withdrawn for reasons other than being classified as a default or paid off during the period. For example, a matrix containing 3-year transition and default rates for the class of corporate issuers discloses the number of credit ratings of corporate issuers S&P Global Ratings had outstanding as of the period start date that is three years prior to the most recent calendar year end at each notch in the rating scale used by S&P Global Ratings, the percent of those credit ratings that were rated at the same notch and the percent that transitioned to each other notch in the rating scale as of the end of the 3-year period, and the percent that were classified as a default or paid off, or had been withdrawn at any time during the 3-year period.

Single and average cohort approaches provide different information about rating performance. The single cohort approach uses information from only the most recent 1-, 3-, and 10-year periods and thus presents the rating performance at specific points in time. As such, it is useful for presenting the historical experience of a particular group of ratings under a particular set of circumstances. On the other hand, the average cohort approach uses information from multiple time periods and thus presents the weighted average rating performance across all available 1-, 3-, or 10-year time periods. Both approaches are valid, depending on the needs of the user, but they do not yield comparable information.

S&P Global Ratings uses both single and average cohort approaches in the rating performance measurement statistics it publishes on its Internet website. As noted previously, single and average cohort approaches provide different information about rating performance. S&P Global Ratings uses both approaches to present the rating performance measurement statistics to avoid the pitfalls in estimating default and transition rates using one approach.